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SEC MAIL
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OCT 05 2006
WASH. D.C.
156
SECTION

October 5, 2006

BY HAND

The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "**Company**"), File No. 82-3950, the enclosed document is submitted to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. The Company's announcement, dated September 28, 2006, regarding the Master Services Agreement, entered into on September 22, 2006, with IBM in relation to the provision of IT Services worldwide by IBM and its affiliates, and submitted to The Hong Kong Stock Exchange Limited on September 29, 2006.

Kindly acknowledge receipt of this letter and the submission of the document delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger.

Thank you for your attention to this matter.

Very truly yours,

Logan Helen Hennessey

Enclosures

cc: Lenovo Group Limited

10/25

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

CONTINUING CONNECTED TRANSACTION

The Company announces its wholly-owned subsidiary has on September 22, 2006 entered into a Master Services Agreement with IBM in relation to the provision of IT Services worldwide by IBM and its affiliates to the Group. The Master Services Agreement provides the framework for the transition to, and ongoing operation of, a new IT infrastructure and architecture for Lenovo. The new IT infrastructure and architecture will replace the current IT infrastructure and architecture which is part of IBM's legacy IT systems. The Company has also on the same date entered into Amendment Agreements amending the Transition Services Agreement and Marketing Support Agreement entered into on December 7, 2004, pursuant to which IBM and its affiliates have provided the Group transition services including, among others, information technology services (the "**Existing IT Services**"). The Transition Services Agreement and the Marketing Support Agreement are existing continuing connected transactions of the Company which were approved by its shareholders at an extraordinary general meeting of the Company held on January 27, 2005.

The Master Services Agreement sets out the terms for the provision of three categories of IT Services: the Interim Services, the New Transitional IT Services and the New IT Infrastructure Services. From the Effective Date, the Interim Services will be provided under the terms set out in the Master Services Agreement, and the Amendment Agreements provide that the Existing IT Services will cease to be provided under the Transition Services Agreement and the Marketing Support Agreement. The new arrangements permit Lenovo to apply a portion of the payments it was previously required to make to IBM in respect of only the Existing IT Services to purchase the New Transitional IT Services (in addition to the Interim Services). The Interim Services and the New Transitional IT Services, which both comprise IT Services relating to the transition to the new IT infrastructure and architecture, will (subject to certain limited exemptions) be provided under the terms set out in the Master Services Agreement from the Effective Date until April 30, 2008 (the "**Transition Period**"). In addition, the Master Services Agreement sets out the terms for the provision of the New IT Infrastructure Services, which comprise IT Services for the ongoing operation of the new IT infrastructure and architecture and which will (subject to certain limited exemptions) be provided from May 1, 2008 until the expiry or termination of the Master Services Agreement.

Pursuant to the Master Services Agreement, IBM will provide IT Services for a period not exceeding seven (7) years commencing from the Effective Date and expiring on August 31, 2013, except that Lenovo (Singapore) may, at its option, extend the Master Services Agreement for two additional periods of one year each after August 31, 2013. Lenovo will re-comply with the Listing Rules in respect of any such renewal.

Because IBM is a substantial shareholder of the Company and, thus, a connected person of the Company, the entering into of the Master Services Agreement by the Company's subsidiary with IBM and the transactions contemplated thereunder constitute continuing connected transactions of the Company. As the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) for each of the Fee Cap (as defined below) and the Termination Fee Cap (as defined below) payable under the Master Services Agreement exceed 2.5%, the entering into of the Master Services Agreement and the transactions contemplated thereunder, and in particular the Fee Cap and the Termination Fee Cap (as defined below), are subject to reporting, announcement and independent shareholders' approval requirement under the Listing Rules. The Amendment Agreements constitute material amendments to the Transition Services Agreement and Marketing Support Agreement, which is also subject to the reporting, announcement and independent shareholders' approval requirements. In addition, the Amendment Agreements result in the termination of certain portions of the Transition Services Agreement and the Marketing Support Agreement, which require new annual caps to be set for those agreements.

An independent board committee has been established to consider the Master Services Agreement and the Amendment Agreements and the transactions thereunder and to advise the Independent Shareholders. DBS Asia Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder.

A circular containing, among other things, further details of the Master Services Agreement and the Amendment Agreements, a notice convening the EGM to approve the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder, a letter from an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders regarding the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder and a letter from the Independent Board Committee to the Independent Shareholders in relation to the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder, will be dispatched to Shareholders as soon as practicable. The approval of the Independent Shareholders for the Master Services Agreement, including the Fee Cap and the Termination Fee Cap, and the Amendment Agreements will be sought at the EGM. Votes taken at the EGM shall be by poll.

INTRODUCTION

The Company announces its wholly-owned subsidiary has on September 22, 2006 entered into an agreement (the "**Master Services Agreement**") with IBM in relation to the provision of IT Services worldwide by IBM and its affiliates to the Group. The Master Services Agreement provides the framework for the transition to, and ongoing operation of, a new IT infrastructure and architecture for Lenovo. The new IT infrastructure and architecture will replace the current IT infrastructure and architecture which is part of IBM's legacy IT systems. The Company has also on the same date entered into agreements ("**Amendment Agreements**") amending the Transition Services Agreement and Marketing Support Agreement entered into on December 7, 2004, pursuant to which IBM and its affiliates have provided the Group transition services including, among others, information technology services (the "**Existing IT Services**"). The Transition Services Agreement and the Marketing Support Agreement are existing continuing connected transactions of the Company which were approved by its shareholders at an extraordinary general meeting of the Company held on January 27, 2005.

The Master Services Agreement sets out the terms for the provision of three categories of IT Services: the Interim Services, the New Transitional IT Services and the New IT Infrastructure Services. From the Effective Date, the Interim Services (formerly the Existing IT Services) will be provided under the terms set out in the Master Services Agreement, and the Amendment Agreements provide that the Existing IT Services will cease to be provided under the Transition Services Agreement and the Marketing Support Agreement. The new arrangements permit Lenovo to apply a portion of the payments it was previously required to make to IBM in respect of only the Existing IT Services to purchase the New Transitional IT Services (in addition to the Interim Services). The Interim Services and the New Transitional IT Services, which both comprise IT Services relating to the transition to the new IT infrastructure and architecture, will (subject to certain limited exemptions) be provided under the terms set out in the Master Services Agreement from the Effective Date until April 30, 2008 (the "**Transition Period**"). In addition, the Master Services Agreement sets out the terms for the provision of the New IT Infrastructure Services, which comprise IT Services for the ongoing operation of the new IT infrastructure and architecture and which will (subject to certain limited exemptions) be provided from May 1, 2008 until the expiry or termination of the Master Services Agreement.

MASTER SERVICES AGREEMENT

On September 22, 2006, the Master Services Agreement was entered into between IBM and Lenovo (Singapore), a wholly-owned subsidiary of the Company, which set forth the general terms and conditions governing the relationship between IBM and Lenovo (Singapore) and the general terms applicable to the IT Services which IBM and its affiliates will provide to the Group on a worldwide basis.

It is contemplated under the Master Services Agreement that individual country agreements ("**Country Agreements**"), incorporating the terms of the Master Services Agreement and describing in detail the IT Services applicable to the relevant location, will be entered into by the relevant local member of the IBM Group and the relevant local member of the Group in different countries.

Details of the terms of the Master Services Agreement are as follows:

Date: September 22, 2006

Parties: IBM and Lenovo (Singapore)

Term: Pursuant to the Master Services Agreement, IBM will provide IT Services for a period not exceeding seven (7) years commencing from the Effective Date and expiring on August 31, 2013, except that Lenovo (Singapore) may, at its option, extend all of the Major Country Agreements for two additional periods of one year each after August 31, 2013. Lenovo will re-comply with the Listing Rules in respect of any such renewal. If the Major Country Agreements are so extended, the Master Services Agreement shall be extended on the same basis, subject to the Company's compliance with the Listing Rules.

In addition, at Lenovo (Singapore)'s request, IBM shall provide exit assistance to Lenovo (Singapore), at IBM's then-current consulting rates for similar services, to facilitate orderly transfer of services to Lenovo or another third party provider, which should be completed prior to the termination or expiry of the Master Services Agreement. However, if IBM fails to provide such exit assistance on a timely basis, Lenovo (Singapore) may require IBM to continue to provide additional exit assistance until IBM has fulfilled its obligations, subject to the Company's compliance with the Listing Rules.

Lenovo (Singapore) may reduce the IT Services or terminate the IT Services altogether as further described below.

In the event of any termination of the Master Services Agreement, all the Country Agreements shall be deemed to have terminated on the date of such termination. In the event of a termination of any or all of the Major Country Agreements, Lenovo (Singapore) may terminate the Master Services Agreement.

The seven-year term of the Master Services Agreement (together with the options to extend the term for two additional periods of one year each) secures better terms and pricing for Lenovo, coupled with some certainty regarding the ability to procure key IT services from a reputable supplier on favourable terms which helps to ensure continuity of operation and smooth integration into Lenovo's new IT infrastructure and architecture. The seven-year term, broadly speaking, comprises of a variation to the existing arrangements in respect of the period up to April 30, 2008, and a five-year term thereafter in respect of the New IT Infrastructure Services. Pursuant to Rule 14A.35(1) of the Listing Rules, the independent financial adviser will explain why a term of seven years (together with the options to extend) is required and that it is normal business practice for contracts of this type to be of such duration in its letter of advice to the independent board committee and the shareholders which will form part of the circular to be despatched to the Shareholders as soon as practicable.

Guarantee: The Company has guaranteed to IBM the financial obligations of each Group company under each Country Agreement entered into under the Master Services Agreement. Pursuant to the guarantee, if any such Group company fails to make payments pursuant to the relevant Country Agreement, the Company will make such payments, subject to all limitations and defences available to the relevant Group company.

Services: Under the Master Services Agreement, IBM Group will provide the IT Services (detailed below) to the Group:

Interim Services. The Existing IT Services previously provided under the Transition Services Agreement and the Marketing Support Agreement will instead, as from the Effective Date, be provided as Interim Services under the terms set out in the Master Services Agreement. The parties have a preference to bring all IT Services under a single agreement. The Interim Services being provided will remain unchanged from the Existing IT Services and will continue to be provided by IBM until the expiry date as previously set out in the Transition Services Agreement and the Marketing Support Agreement for the relevant Existing IT Service, which will be at various different dates falling on or before the expiry of the Transition Period. The charge rates set out in the Transition Services Agreement and the Marketing Support Agreement remain unchanged, although the terms on which the Interim Services will be provided under the Master Services Agreement include certain additional protections for Lenovo (such as fuller indemnity and warranty provisions). Furthermore, the minimum amount which Lenovo is required to pay to IBM for the purchase of Interim Services has been reduced (from that paid for the Existing IT Services), as further explained below under "Price". In the event that the new IT systems are not operational to replace the Interim Services as they expire, Lenovo (Singapore) has the option to require IBM to continue to provide certain of the Interim Services on similar terms for periods of various different lengths (not exceeding 8 months) following the date of expiry of the relevant Existing IT Service, provided that the aggregate cost of such extensions does not exceed US$18.5 million in the year ending March 31, 2008 (approximately HK$144.3 million) and US$82 million in the year ending March 31, 2009 (approximately HK$639.6 million).

New Transitional IT Services. IBM will provide the New Transitional IT Services under the terms set out in the Master Services Agreement during the Transition Period. The New Transitional IT Services include: consulting and software development services to assist Lenovo in building and configuring its new IT application architecture; data migration and data extraction services to assist in the separation of data from the current legacy IBM systems; interim system enhancement work to support the continued operations during the transition period; and infrastructure transition and operation services to transition Lenovo to the new IT infrastructure. These are new IT Services which have not been provided by IBM to Lenovo prior to the Effective Date.

New IT Infrastructure Services. IBM will provide the New IT Infrastructure Services under the terms set out in the Master Services Agreement from May 1, 2008 until the expiry or termination of the Master Services Agreement. The New IT Infrastructure Services comprise operational services for Lenovo's new IT architecture including in the following areas: IT Helpdesk; End User Services, Groupware Services, Security Services, Network Operations Services, WAN Services, HUB Services, Voice Network Services, Server Operations Services, AD/M Services, BusinessTone Services and Enterprise Support Services (each a "**Service Tower**"). These are new IT Services which have not been provided by IBM to Lenovo prior to the Effective Date.

Additions and changes to the IT Services can be made at Lenovo's request, which IBM shall use its reasonable endeavours to fulfill. Any additional services shall be provided based on the pre-determined charge rates set out in the Master Services Agreement.

Price: The prices for the IT Services were mutually agreed between IBM and Lenovo (Singapore). The Master Services Agreement contains pre-determined charge rates for each of the IT Services which vary depending on certain factors designed to measure the volume of usage of each aspect of the IT Services and depending on the Country Agreement under which the services are provided. Lenovo has agreed to pay a fixed aggregate charge in respect of the Interim Services and the New Transitional IT Services (for which it will receive such amount of services as can be purchased at the pre-determined charge rates); there is no minimum or maximum aggregate charge in respect of the New IT Infrastructure Services.

Interim Services. The charge rates previously set out in the Transition Services Agreement and the Marketing Support Agreement for the Existing IT Services remain unchanged under the Master Services Agreement for the Interim Services. Prior to the Amendment Agreements, the amounts payable by Lenovo to IBM for the Interim Services under the Transition Services Agreement and the Marketing Support Agreement were a minimum of US$196.9 million (approximately HK$1,535.8 million) for the year ending April 30, 2007 and a minimum of US$174.8 million (approximately HK$1,363.4 million) for the year ending April 30, 2008 ("**Previous IT Services Payments**"). The Transition Services Agreement and Marketing Support Agreement contemplate that as Lenovo reduces its need for the Existing IT Services, it may apply a portion of the charges payable under those agreements in purchasing new IT Services from IBM on terms to be agreed between the parties from time to time. It has been agreed under the Master Services Agreement that based upon Lenovo's projected reduction in need for the Existing IT Services, Lenovo would reduce the allocation of the Previous IT Services Payments directed to the Interim Services to US$52.8 million (approximately HK$411.8 million) in respect of the period from September 1, 2006 to April 30, 2007 and a minimum of US$88.8 million (approximately HK$692.6 million) in respect of the year ending April 30, 2008 (the "**Interim Services Payment**").

New Transitional IT Services. It has been agreed under the Master Services Agreement that Lenovo will be able to apply a portion of the Previous IT Services Payments towards the New Transitional IT Services. Accordingly, Lenovo will pay IBM US$62 million (approximately HK$483.6 million) for New Transitional IT Services in respect of the period from September 1, 2006 to April 30, 2007 and US$86 million (approximately HK$670.8 million) for New Transitional IT Services in respect of the year ending April 30, 2008 ("**New Services Payments**"). The New Services Payments represent a portion of the Previous IT Services Payments (pro-rated in the case of the period from the September 1, 2006 to April 30, 2007) which Lenovo is now entitled under the Master Services Agreement to apply towards the purchase of New Transitional IT Services, as it has reduced its need for Interim Services and the amounts it is required to pay in respect of Interim Services.

Lenovo may choose which New Transitional IT Services it will purchase from IBM at the pre-determined charge rates in consideration of the New Services Payments, save that infrastructure related services and infrastructure transition services, cannot exceed US$15 million (approximately HK$117 million) in respect of the period from September 1, 2006 to April 30, 2007 and US$37.7 million (approximately HK$294 million) in respect of the year ending April 30, 2008. To the extent that Lenovo has not used New Transitional IT Services in respect of the period from September 1, 2006 to April 30, 2007 which represent the full amount of US$62 million New Services Payments for that period, it will be entitled to carry forward a credit of up to US$32 million (approximately HK$249.6 million) which can be used to purchase New Transitional IT Services in respect of the year ending April 30, 2008 (although the actual New Services Payments by Lenovo will be unaffected).

New IT Infrastructure Services. In respect of each of the years from May 1, 2008 until the expiry or termination of the Master Services Agreement, Lenovo (Singapore) will pay to IBM aggregate charges ("**Annual Service Charges**") for New IT Infrastructure Services. The Annual Service Charges are based on pre-determined charge rates set out in the Master Services Agreement for each of the New IT Infrastructure Services to be provided. As from two years after the commencement of the relevant New IT Infrastructure Services (or, in the case of China-based services, as from May 1, 2008), Lenovo will be entitled to exercise a benchmarking mechanism for the Annual Service Charges by Service Tower, requiring an independent third-party, in certain circumstances, to reassess the charge rates for any or all of the New IT Infrastructure Services. The benchmarking mechanism can result in a reduction, but not an increase, in the Annual Service Charges.

The Master Services Agreement contains baselines representing current estimates of the value of New IT Infrastructure Services (based on the pre-determined charges) which Lenovo may purchase during the term of the Master Services Agreement. Lenovo (Singapore) may reduce the amount of New IT Infrastructure Services it purchases to less than the baselines. However, such reductions in services will only result in reduction in corresponding charges if the services reduction is due to a reduction in Lenovo's need for such services otherwise than due to Lenovo's decision to provide the services itself or to engage a third party to provide those same services. Lenovo (Singapore) is under no obligation to increase the amount of New IT Infrastructure Services it purchases to above the baselines even if its need for such services increases above the baselines.

Charges will be invoiced to Lenovo on a monthly basis based on the baselines, with credits or additional charges being applied to the following month's invoice depending on the actual volume of the services used compared to the baseline. The parties have also provided a mechanism for reducing or increasing the amount of New IT Infrastructure Services used and the charges for such increases or reductions. There is no minimum amount which Lenovo is required to pay in respect of New IT Infrastructure Services (or any other IT Services) during the years from May 1, 2008 until the expiry or termination of the Master Services Agreement.

To the extent that any New IT Infrastructure Services can be used prior to April 30, 2008, Lenovo will be entitled to apply the New Services Payments towards the purchase of New IT Infrastructure Services during that period (subject to the restrictions set forth in the Master Services Agreement).

Estimated charges for the IT Services

The estimates of the Interim Services Payments, the New Services Payments and the Annual Service Charges (based on current estimates of utilisation of services, and the baselines for the New IT Infrastructure Services) are as follows:

Table 1 *(in US$ millions)*

	Year ending March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2009	Year ending March 31, 2010	Year ending March 31, 2011	Year ending March 31, 2012	Year ending March 31, 2013	Period from April 1, 2013 to August 31, 2013
Interim Services Payments	52.8	88.8	14.4	0	0	0	0	0
New Services Payments	62	86	0	0	0	0	0	0
Annual Service Charges	0	0	57.1	55.5	53.8	53.6	53.3	15.5
TOTAL	114.8	174.8	71.5	55.5	53.8	53.6	53.3	15.5

Notes: 1. The Table does not include any adjustments for the costs of inflation per the Economic Cost Adjustment

2. All fees are in millions of US Dollars.

Termination Charges. If Lenovo (Singapore) terminates the Master Services Agreement for (i) its convenience, (ii) as a result of IBM becoming subject to certain insolvency events or (iii) certain events leading to a change in ownership or control of IBM, Lenovo (Singapore), or its affiliates, as appropriate, will pay IBM termination charges as set forth in the Master Services Agreement plus IBM's reasonable wind down charges (which will not exceed, in aggregate, the Termination Fee Cap set out below except where the wind down charges fall instead under the Fee Cap set out in Table 2). Lenovo shall not be permitted to terminate for its convenience prior to April 30, 2009. Termination charges will not be payable in the event Lenovo terminates the Master Services Agreement because of IBM's failure to agree to any changes in the charges resulting from the reassessment of such charges under the benchmarking provisions (although certain wind down charges may be payable). Nor will termination charges be payable in the event of a change in ownership or control of IBM where control is acquired by a competitor of Lenovo or an entity with which Lenovo has terminated a contract for cause in the previous twenty four months.

Hourly Charges. Lenovo (Singapore) may request that IBM provide additional services generally ancillary to those services provided under the Master Services Agreement to be invoiced on a time and materials basis using hourly rates established in the Master Services Agreement for defined job skills that may be used to provide such services. Additional services may include changes requested by the Group to accommodate new processes, modifications to IT systems used to deliver the services, or support for new employee benefits and programs offered by the Group.

Economic Change Adjustment. Charges under the Master Services Agreement are subject to adjustment beginning in 2008 to account for inflation on a regional basis, and fluctuations in foreign exchange rates.

The above charges are negotiated on an arm's length basis and the basis for determining the amounts is in line with, and no less favourable to, the Group than that adopted by any independent third party.

Annual Cap

The Company expects that the aggregate amount of fees payable to IBM under each of the contract periods during the term under the Master Services Agreement, including any additional resource charges or hourly services or certain wind down charges, will be as follows (the "**Fee Cap**"):

Table 2 *(in US$ millions)*

Year ending March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2009	Year ending March 31, 2010	Year ending March 31, 2011	Year ending March 31, 2012	Year ending March 31, 2013	Period from April 1, 2013 to August 31, 2013
130	207	100	65	68	71	74	32

Notes: 1. The Fee Cap does not include the Termination Charges payable upon the various termination events under the Master Services Agreement.

2. All fees are in millions of US Dollars.

The aggregate amount paid under the Transition Services Agreement and the Marketing Support Agreement (which includes the Existing IT Services that will be provided as Interim Services under the Master Services Agreement) in respect of the period from April 30, 2005 (the commencement of those agreements) until March 31, 2006 was US$198.3 million (approximately HK$1,547 million) under the Transition Services Agreement and US$194.3 million (approximately HK$1,516 million) under the Marketing Support Agreement.

The Fee Cap is higher during the first three years of the Master Services Agreement than the succeeding years, because the estimated costs of the services under the Master Services Agreement are likely to be higher during the period in which Lenovo is transitioning to the new IT infrastructure, compared to the ongoing operational costs of the new IT infrastructure after May 2008. Please refer to Table 1 above for further clarification. The Fee Cap for the year ending March 31, 2007 is lower than the historical figures because it relates only to the IT Services, which will only be provided under the Master Services Agreement during that period as from the commencement of that agreement. It does not relate to the Existing IT Services, which will continue to be provided under the Transition Services Agreement and the Marketing Support Agreement up until such agreements are amended pursuant to the Amendment Agreements.

The Fee Cap is calculated and determined after taking into account the following:

(i) the aggregate amount of the charges set out in Table 1 in this announcement;

(ii) Lenovo's decision to extend some or all of the Interim Services;

(iii) an approximate 15% annual buffer above the anticipated charges in respect of the New IT Infrastructure Services to provide flexibility in the event of higher than expected demand for new IT Services and/or New IT Infrastructure Services, which may arise from future growth of Lenovo's business, an increase in the number of personnel, increased requirements for IT services arising from unexpected issues on the interim interface, the creation of a new IT infrastructure and/or the transition to such new infrastructure or other circumstances; and

(iv) an Economic Change Adjustment at historic rates.

In the event of termination of the Master Services Agreement, the Company expects that the maximum aggregate amount (the "**Termination Fee Cap**") payable under the Master Services Agreement will be as set out below against the relevant contract year in which termination occurs:

Table 3 *(in US$ millions)*

Year ending March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2009	Year ending March 31, 2010	Year ending March 31, 2011	Year ending March 31, 2012	Year ending March 31, 2013	Period from April 1, 2013 to August 31, 2013
N/A	N/A	N/A	40	24	11	3	1

Notes: 1. Lenovo does not have a contractual right to terminate for convenience until April 1, 2009.

2. All fees are in millions of US Dollars.

The Termination Fee Cap is calculated and determined after taking into account the termination charges provided under the Master Services Agreement and the wind down charges that may be incurred by IBM upon termination of the Master Services Agreement, the calculation of which is dependent upon, among other things, employee severance obligations of IBM, unamortized third-party software licence fees, third-party contract termination fees and costs of redeploying equipment.

AMENDMENT AGREEMENTS

Date: September 22, 2006

Parties: IBM and the Company

Services: Pursuant to the Amendment Agreements, the Existing IT Services will no longer be provided under the Transition Services Agreement and the Marketing Support Agreement as from the Effective Date. The relevant TSA Service Description Attachments (as defined in the Circular) and similar attachments under the Marketing Services Agreement will be terminated. The charges previously payable for such Existing IT Services will be also cease to be payable. The Transition Services and the MSA Services (each as defined in the Circular) which are not Existing IT Services shall continue to be provided under the Transition Services Agreement and the Marketing Support Agreement (as the case may be) and the terms of, and charges for the provision of, such services will be unchanged. Such services include (under the Transition Services Agreement) certain marketing and sales support services, development services, supply chain services and warranty services and (under the Marketing Support Agreement), marketing support and certain related sales support services and incentives and commissions support services. As a result of the termination of the Existing IT Services under the Transition Services Agreement and the Marketing Support Agreement, the Company has set new annual caps for these agreements, which are set out below.

Annual Caps

At an extraordinary general meeting of the Company held on January 27, 2005, the independent shareholders approved annual caps in respect of the Transition Services Agreement and the Marketing Support Agreement. The annual caps for the aggregate amount of fees payable under the Transition Services Agreement for each of the three years following the Initial Closing (as defined in the Circular) were US$285 million, US$223 million and US$197 million, respectively. The annual caps for the aggregate amount of fees payable under the Marketing Support Agreement for each of the five years following the Initial Closing were US$291 million, US$278 million, US$194 million, US$77 million and US$26 million, respectively.

The Company expects that the aggregate amount of fees payable to IBM under each of the contract periods during the remaining term of each of the Transition Services Agreement and the Marketing Support Agreement (each as amended by the Amendment Agreements) will be reduced as a result of the termination of the Existing IT Services under those Agreements. As from the Effective Date, the revised annual caps will be as follows:

Table 4 *(in US$ millions)*

	Period ending March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2009	Year ending March 31, 2010
Transition Services Agreement	12	10	2	–
Marketing Support Agreement	53	1	–	–

Notes: 1. All amounts are in millions of US Dollars.

2. Certain of the services provided under the Transition Services Agreement may continue until April 30, 2008, being 36 months after the Initial Closing.

The above revised annual caps replace the existing annual caps in respect of the Transition Services Agreement and the Marketing Support Agreement as set out above. The revised annual caps have been determined based on the agreed upon fee structure, the estimated future business volume, the estimated future service reduction, and taking into account potential tax consequences arising as a result of payments to be made pursuant to the agreements, plus a 10% premium to account for any uncertainties. No annual cap has been set in respect of the Marketing Support Agreement for the year ending March 31, 2009 or subsequent years, because the Company does not expect further services to be provided under the Marketing Support Agreement after April 1, 2008. Since the annual caps set out in Table 4 above result in the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) being less than 2.5%, the revised annual caps are exempted from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

The Transition Services Agreement and the Marketing Support Agreement will continue to be subject to the annual review by the independent non-executive directors and confirmation by the auditors of the Company in accordance with Rules 14A.37 and 14A.38 of the Listing Rules. The Directors (including the independent non-executive directors) are of the opinion that the Amendment Agreements, and the revised annual caps for each of the Transition Services Agreement and the Marketing Support Agreement, are fair and reasonable, on normal commercial terms and in the ordinary course of business of the Group, and in the interests of the Group and the Shareholders as a whole.

REASONS FOR THE TRANSACTION

IBM is currently providing the Existing IT Services to the Group under the Transition Services Agreement and Marketing Support Agreement which will expire on May 1, 2008. The Group had evaluated various alternatives including insource or outsource of the management of IT services for replacing the Transition Services Agreement. In particular, the Directors note that, although other third parties could provide certain of the IT Services, Lenovo is in a unique position with IBM because the new contractual arrangements permit Lenovo to purchase new IT Services using some US$148 million (HK$1,154.4 million) of expenditure previously contractually committed to IBM. The Directors believe this "credit" makes the IBM proposal significantly more competitive than those which other providers would be able to offer. Furthermore, IBM has additional advantages as a supplier of the IT Services, including the fact that IBM is the current system provider which should make the conversion and transition to the new IT infrastructure and architecture easier; IBM is a sizable provider with the resources to implement a globally-integrated solution in more than 65 countries; Lenovo has an established working relationship with IBM and a track record in procuring IT solutions from IBM; and IBM has agreed to competitive charge rates for the IT Services coupled with the right for Lenovo to reduce the charge rates if they are not benchmarked to market rates in the industry. Having considered these and other factors, the Directors and the management of the Group consider that the entering into the Master Services Agreement will assist the Group to develop a new IT infrastructure and architecture efficiently and cost-effectively, and represents a competitive way to procure information technology services worldwide whilst achieving savings compared to current and actual expenses. The Directors consider that the Master Services Agreement, and the transactions contemplated thereunder, are on normal commercial terms and in the ordinary and usual course of business of the Group, and that the terms thereof are fair and reasonable and in the interests of the Company and its shareholders as a whole.

CONTINUING CONNECTED TRANSACTION

IBM is a substantial shareholder of the Company and, thus, a connected person of the Company. Therefore, the entering into of the Master Services Agreement by Lenovo (Singapore) and the transactions contemplated thereunder constitute continuing connected transactions of the Company. As the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) for each of the Fee Cap (as defined above) and the Termination Fee Cap (as defined above) payable under the Master Services Agreement exceed 2.5%, the entering into of the Master Services Agreement and the transactions contemplated thereunder, and in particular the Fee Cap and the Termination Fee Cap (as defined above), are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules and annual review requirements set out in Rules 14A.37 to 14A.41 of the Listing Rules. The Amendment Agreements constitute material amendments to the Transition Services Agreement and Marketing Support Agreement, which is also subject to the reporting, announcement and independent shareholders' approval requirements.

The Company shall re-comply with Rules 14A.35(3) and 14A.35(4) of the Listing Rules if:

(i) the Fee Cap or the Termination Fee Cap is exceeded in the relevant period aforesaid; or

(ii) the Master Services Agreement is renewed or there is a material change to the terms thereto.

INFORMATION ON THE GROUP

The principal activities of the Group are the sales and manufacture of personal computers and related IT products, mobile devices, and the provision of advanced information services in the PRC, the Americas, Europe, Middle East, Africa and Asia Pacific.

INFORMATION ON LENOVO (SINGAPORE)

Lenovo (Singapore) Pte. Ltd. is a wholly-owned subsidiary of the Company.

INFORMATION ON IBM

IBM is the world's largest information technology company. IBM is a leading provider of e-business solutions and is dedicated to helping companies, business partners and developers leverage the potential of the internet and network computing across a wide range of businesses and industries. The company offers a host of cross-industry and industry-specific solutions designed to meet the needs of companies of all sizes.

GENERAL

IBM and its associates shall abstain from voting on the resolutions in connection with the approval of the Master Services Agreement and the Amendment Agreements.

On September 21, 2006, the Controlling Shareholder and IBM entered into a voting undertaking agreement pursuant to which the Controlling Shareholder has, subject to any applicable laws or regulations, the Listing Rules and the requirements and decisions of any applicable authority, undertaken and agreed with IBM to vote (or procure to be voted) at any general meeting of the Shareholders (or any adjournment thereof) in favour of resolutions to approve the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder.

An independent board committee has been established to consider the Master Services Agreement and the Amendment Agreements and the transactions thereunder and to advise the Independent Shareholders. DBS Asia Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder.

A circular containing, among other things, further details of the Master Services Agreement and the Amendment Agreements, a notice convening the EGM to approve the Master Services Agreement and the Amendment Agreements and the transactions thereunder, a letter from the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the Master Services Agreement and the Amendment Agreements and a letter from the Independent Board Committee to the Independent Shareholders in relation to the Master Services Agreement and the Amendment Agreements, will be despatched to Shareholders as soon as practicable. Votes taken at the EGM shall be by poll.

DEFINITIONS:

"affiliates"	with respect to any person, any other person who directly or indirectly or who through one or more intermediaries, controls or is controlled by or is under common control with the person specified
"Circular"	the circular to shareholders of the Company dated December 31, 2004 in respect of (among other things) the very substantial acquisition relating to the personal computer business of IBM and related continuing connected transactions
"Company"	Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"Controlling Shareholder"	Legend Holdings Limited, the controlling shareholder of the Company holding approximately 49% of all of the Shares as at the date of this announcement
"Convertible Preferred Shareholders"	the holders of Series A Cumulative Convertible Preferred Shares of nominal value of HK$9.175 each issued by the Company
"Directors"	the directors of the Company
"Effective Date"	the date on which the Master Services Agreement and the transactions contemplated thereunder have been approved by the shareholders of the Company and all other necessary regulatory approvals and consents have been obtained
"EGM"	the extraordinary general meeting of the Company to be held, among other things, for the purpose of considering and, if thought fit, approving the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder
"Group" or "Lenovo"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IBM"	International Business Machines Corporation
"IBM Group"	IBM and its affiliates
"Independent Board Committee"	the independent committee of the Board, comprising Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III, being the independent non-executive Directors, established to advise the Independent Shareholders on the Master Services Agreement
"Independent Shareholders"	the Voting Shareholders other than those who are required to abstain from voting at the EGM
"IT"	information technology
"IT Services"	the Interim Services, the New Transitional IT Services and the New IT Infrastructure Services
"Lenovo (Singapore)"	Lenovo (Singapore) Pte. Ltd., a company incorporated with limited liability under the laws of Singapore and a wholly-owned subsidiary of the Company
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Major Country Agreements"	the Country Agreements in respect of the PRC, Hong Kong, the UK and the USA
"Marketing Support Agreement"	The Marketing Support Agreement entered into between the Company and IBM on December 7, 2004
"Ordinary Voting Share(s)"	ordinary voting share(s) of par value of HK$0.025 each in the ordinary share capital of the Company
"PRC"	the People's Republic of China
"Shareholders"	holders of the Shares and/or Convertible Preferred Shareholders
"Shares"	ordinary shares of par value HK$0.025 each in the ordinary share capital of the Company which carry voting rights
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the meaning set out in the Listing Rules

"Transition Services Agreement"	the Transition Services Agreement entered into between the Company and IBM on December 7, 2004
"USA"	the United States of America
"UK"	the United Kingdom
"Voting Shareholders"	the Convertible Preferred Shareholders and the holders of the Ordinary Voting Shares

This announcement contains translation between HK$ and US$ at HK$7.8 = US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

By order of the Board
Yang Yuanqing
Chairman

Raleigh, September 28, 2006

As of the date of this announcement, the Executive Directors are Mr. Yang Yuanqing, Mr. William J. Amelio and Ms. Ma Xuezheng, the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and the Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

CONTINUING CONNECTED TRANSACTION

The Company announces its wholly-owned subsidiary has on September 22, 2006 entered into a Master Services Agreement with IBM in relation to the provision of IT Services worldwide by IBM and its affiliates to the Group. The Master Services Agreement provides the framework for the transition to, and ongoing operation of, a new IT infrastructure and architecture for Lenovo. The new IT infrastructure and architecture will replace the current IT infrastructure and architecture which is part of IBM's legacy IT systems. The Company has also on the same date entered into Amendment Agreements amending the Transition Services Agreement and Marketing Support Agreement entered into on December 7, 2004, pursuant to which IBM and its affiliates have provided the Group transition services including, among others, information technology services (the "**Existing IT Services**"). The Transition Services Agreement and the Marketing Support Agreement are existing continuing connected transactions of the Company which were approved by its shareholders at an extraordinary general meeting of the Company held on January 27, 2005.

The Master Services Agreement sets out the terms for the provision of three categories of IT Services: the Interim Services, the New Transitional IT Services and the New IT Infrastructure Services. From the Effective Date, the Interim Services will be provided under the terms set out in the Master Services Agreement, and the Amendment Agreements provide that the Existing IT Services will cease to be provided under the Transition Services Agreement and the Marketing Support Agreement. The new arrangements permit Lenovo to apply a portion of the payments it was previously required to make to IBM in respect of only the Existing IT Services to purchase the New Transitional IT Services (in addition to the Interim Services). The Interim Services and the New Transitional IT Services, which both comprise IT Services relating to the transition to the new IT infrastructure and architecture, will (subject to certain limited exemptions) be provided under the terms set out in the Master Services Agreement from the Effective Date until April 30, 2008 (the "**Transition Period**"). In addition, the Master Services Agreement sets out the terms for the provision of the New IT Infrastructure Services, which comprise IT Services for the ongoing operation of the new IT infrastructure and architecture and which will (subject to certain limited exemptions) be provided from May 1, 2008 until the expiry or termination of the Master Services Agreement.

Pursuant to the Master Services Agreement, IBM will provide IT Services for a period not exceeding seven (7) years commencing from the Effective Date and expiring on August 31, 2013, except that Lenovo (Singapore) may, at its option, extend the Master Services Agreement for two additional periods of one year each after August 31, 2013. Lenovo will re-comply with the Listing Rules in respect of any such renewal.

Because IBM is a substantial shareholder of the Company and, thus, a connected person of the Company, the entering into of the Master Services Agreement by the Company's subsidiary with IBM and the transactions contemplated thereunder constitute continuing connected transactions of the Company. As the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) for each of the Fee Cap (as defined below) and the Termination Fee Cap (as defined below) payable under the Master Services Agreement exceed 2.5%, the entering into of the Master Services Agreement and the transactions contemplated thereunder, and in particular the Fee Cap and the Termination Fee Cap (as defined below), are subject to reporting, announcement and independent shareholders' approval requirement under the Listing Rules. The Amendment Agreements constitute material amendments to the Transition Services Agreement and Marketing Support Agreement, which is also subject to the reporting, announcement and independent shareholders' approval requirements. In addition, the Amendment Agreements result in the termination of certain portions of the Transition Services Agreement and the Marketing Support Agreement, which require new annual caps to be set for those agreements.

An independent board committee has been established to consider the Master Services Agreement and the Amendment Agreements and the transactions thereunder and to advise the Independent Shareholders. DBS Asia Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder.

A circular containing, among other things, further details of the Master Services Agreement and the Amendment Agreements, a notice convening the EGM to approve the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder, a letter from an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders regarding the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder and a letter from the Independent Board Committee to the Independent Shareholders in relation to the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder, will be dispatched to Shareholders as soon as practicable. The approval of the Independent Shareholders for the Master Services Agreement, including the Fee Cap and the Termination Fee Cap, and the Amendment Agreements will be sought at the EGM. Votes taken at the EGM shall be by poll.

INTRODUCTION

The Company announces its wholly-owned subsidiary has on September 22, 2006 entered into an agreement (the "**Master Services Agreement**") with IBM in relation to the provision of IT Services worldwide by IBM and its affiliates to the Group. The Master Services Agreement provides the framework for the transition to, and ongoing operation of, a new IT infrastructure and architecture for Lenovo. The new IT infrastructure and architecture will replace the current IT infrastructure and architecture which is part of IBM's legacy IT systems. The Company has also on the same date entered into agreements ("**Amendment Agreements**") amending the Transition Services Agreement and Marketing Support Agreement entered into on December 7, 2004, pursuant to which IBM and its affiliates have provided the Group transition services including, among others, information technology services (the "**Existing IT Services**"). The Transition Services Agreement and the Marketing Support Agreement are existing continuing connected transactions of the Company which were approved by its shareholders at an extraordinary general meeting of the Company held on January 27, 2005.

The Master Services Agreement sets out the terms for the provision of three categories of IT Services: the Interim Services, the New Transitional IT Services and the New IT Infrastructure Services. From the Effective Date, the Interim Services (formerly the Existing IT Services) will be provided under the terms set out in the Master Services Agreement, and the Amendment Agreements provide that the Existing IT Services will cease to be provided under the Transition Services Agreement and the Marketing Support Agreement. The new arrangements permit Lenovo to apply a portion of the payments it was previously required to make to IBM in respect of only the Existing IT Services to purchase the New Transitional IT Services (in addition to the Interim Services). The Interim Services and the New Transitional IT Services, which both comprise IT Services relating to the transition to the new IT infrastructure and architecture, will (subject to certain limited exemptions) be provided under the terms set out in the Master Services Agreement from the Effective Date until April 30, 2008 (the "**Transition Period**"). In addition, the Master Services Agreement sets out the terms for the provision of the New IT Infrastructure Services, which comprise IT Services for the ongoing operation of the new IT infrastructure and architecture and which will (subject to certain limited exemptions) be provided from May 1, 2008 until the expiry or termination of the Master Services Agreement.

MASTER SERVICES AGREEMENT

On September 22, 2006, the Master Services Agreement was entered into between IBM and Lenovo (Singapore), a wholly-owned subsidiary of the Company, which set forth the general terms and conditions governing the relationship between IBM and Lenovo (Singapore) and the general terms applicable to the IT Services which IBM and its affiliates will provide to the Group on a worldwide basis.

It is contemplated under the Master Services Agreement that individual country agreements ("**Country Agreements**"), incorporating the terms of the Master Services Agreement and describing in detail the IT Services applicable to the relevant location, will be entered into by the relevant local member of the IBM Group and the relevant local member of the Group in different countries.

Details of the terms of the Master Services Agreement are as follows:

Date: September 22, 2006

Parties: IBM and Lenovo (Singapore)

Term: Pursuant to the Master Services Agreement, IBM will provide IT Services for a period not exceeding seven (7) years commencing from the Effective Date and expiring on August 31, 2013, except that Lenovo (Singapore) may, at its option, extend all of the Major Country Agreements for two additional periods of one year each after August 31, 2013. Lenovo will re-comply with the Listing Rules in respect of any such renewal. If the Major Country Agreements are so extended, the Master Services Agreement shall be extended on the same basis, subject to the Company's compliance with the Listing Rules.

In addition, at Lenovo (Singapore)'s request, IBM shall provide exit assistance to Lenovo (Singapore), at IBM's then-current consulting rates for similar services, to facilitate orderly transfer of services to Lenovo or another third party provider, which should be completed prior to the termination or expiry of the Master Services Agreement. However, if IBM fails to provide such exit assistance on a timely basis, Lenovo (Singapore) may require IBM to continue to provide additional exit assistance until IBM has fulfilled its obligations, subject to the Company's compliance with the Listing Rules.

Lenovo (Singapore) may reduce the IT Services or terminate the IT Services altogether as further described below.

In the event of any termination of the Master Services Agreement, all the Country Agreements shall be deemed to have terminated on the date of such termination. In the event of a termination of any or all of the Major Country Agreements, Lenovo (Singapore) may terminate the Master Services Agreement.

The seven-year term of the Master Services Agreement (together with the options to extend the term for two additional periods of one year each) secures better terms and pricing for Lenovo, coupled with some certainty regarding the ability to procure key IT services from a reputable supplier on favourable terms which helps to ensure continuity of operation and smooth integration into Lenovo's new IT infrastructure and architecture. The seven-year term, broadly speaking, comprises of a variation to the existing arrangements in respect of the period up to April 30, 2008, and a five-year term thereafter in respect of the New IT Infrastructure Services. Pursuant to Rule 14A.35(1) of the Listing Rules, the independent financial adviser will explain why a term of seven years (together with the options to extend) is required and that it is normal business practice for contracts of this type to be of such duration in its letter of advice to the independent board committee and the shareholders which will form part of the circular to be despatched to the Shareholders as soon as practicable.

Guarantee: The Company has guaranteed to IBM the financial obligations of each Group company under each Country Agreement entered into under the Master Services Agreement. Pursuant to the guarantee, if any such Group company fails to make payments pursuant to the relevant Country Agreement, the Company will make such payments, subject to all limitations and defences available to the relevant Group company.

Services: Under the Master Services Agreement, IBM Group will provide the IT Services (detailed below) to the Group:

Interim Services. The Existing IT Services previously provided under the Transition Services Agreement and the Marketing Support Agreement will instead, as from the Effective Date, be provided as Interim Services under the terms set out in the Master Services Agreement. The parties have a preference to bring all IT Services under a single agreement. The Interim Services being provided will remain unchanged from the Existing IT Services and will continue to be provided by IBM until the expiry date as previously set out in the Transition Services Agreement and the Marketing Support Agreement for the relevant Existing IT Service, which will be at various different dates falling on or before the expiry of the Transition Period. The charge rates set out in the Transition Services Agreement and the Marketing Support Agreement remain unchanged, although the terms on which the Interim Services will be provided under the Master Services Agreement include certain additional protections for Lenovo (such as fuller indemnity and warranty provisions). Furthermore, the minimum amount which Lenovo is required to pay to IBM for the purchase of Interim Services has been reduced (from that paid for the Existing IT Services), as further explained below under "Price". In the event that the new IT systems are not operational to replace the Interim Services as they expire, Lenovo (Singapore) has the option to require IBM to continue to provide certain of the Interim Services on similar terms for periods of various different lengths (not exceeding 8 months) following the date of expiry of the relevant Existing IT Service, provided that the aggregate cost of such extensions does not exceed US$18.5 million in the year ending March 31, 2008 (approximately HK$144.3 million) and US$82 million in the year ending March 31, 2009 (approximately HK$639.6 million).

New Transitional IT Services. IBM will provide the New Transitional IT Services under the terms set out in the Master Services Agreement during the Transition Period. The New Transitional IT Services include: consulting and software development services to assist Lenovo in building and configuring its new IT application architecture; data migration and data extraction services to assist in the separation of data from the current legacy IBM systems; interim system enhancement work to support the continued operations during the transition period; and infrastructure transition and operation services to transition Lenovo to the new IT infrastructure. These are new IT Services which have not been provided by IBM to Lenovo prior to the Effective Date.

New IT Infrastructure Services. IBM will provide the New IT Infrastructure Services under the terms set out in the Master Services Agreement from May 1, 2008 until the expiry or termination of the Master Services Agreement. The New IT Infrastructure Services comprise operational services for Lenovo's new IT architecture including in the following areas: IT Helpdesk; End User Services, Groupware Services, Security Services, Network Operations Services, WAN Services, HUB Services, Voice Network Services, Server Operations Services, AD/M Services, BusinessTone Services and Enterprise Support Services (each a "**Service Tower**"). These are new IT Services which have not been provided by IBM to Lenovo prior to the Effective Date.

Additions and changes to the IT Services can be made at Lenovo's request, which IBM shall use its reasonable endeavours to fulfill. Any additional services shall be provided based on the pre-determined charge rates set out in the Master Services Agreement.

Price: The prices for the IT Services were mutually agreed between IBM and Lenovo (Singapore). The Master Services Agreement contains pre-determined charge rates for each of the IT Services which vary depending on certain factors designed to measure the volume of usage of each aspect of the IT Services and depending on the Country Agreement under which the services are provided. Lenovo has agreed to pay a fixed aggregate charge in respect of the Interim Services and the New Transitional IT Services (for which it will receive such amount of services as can be purchased at the pre-determined charge rates); there is no minimum or maximum aggregate charge in respect of the New IT Infrastructure Services.

Interim Services. The charge rates previously set out in the Transition Services Agreement and the Marketing Support Agreement for the Existing IT Services remain unchanged under the Master Services Agreement for the Interim Services. Prior to the Amendment Agreements, the amounts payable by Lenovo to IBM for the Interim Services under the Transition Services Agreement and the Marketing Support Agreement were a minimum of US$196.9 million (approximately HK$1,535.8 million) for the year ending April 30, 2007 and a minimum of US$174.8 million (approximately HK$1,363.4 million) for the year ending April 30, 2008 ("**Previous IT Services Payments**"). The Transition Services Agreement and Marketing Support Agreement contemplate that as Lenovo reduces its need for the Existing IT Services, it may apply a portion of the charges payable under those agreements in purchasing new IT Services from IBM on terms to be agreed between the parties from time to time. It has been agreed under the Master Services Agreement that based upon Lenovo's projected reduction in need for the Existing IT Services, Lenovo would reduce the allocation of the Previous IT Services Payments directed to the Interim Services to US$52.8 million (approximately HK$411.8 million) in respect of the period from September 1, 2006 to April 30, 2007 and a minimum of US$88.8 million (approximately HK$692.6 million) in respect of the year ending April 30, 2008 (the "**Interim Services Payment**").

New Transitional IT Services. It has been agreed under the Master Services Agreement that Lenovo will be able to apply a portion of the Previous IT Services Payments towards the New Transitional IT Services. Accordingly, Lenovo will pay IBM US$62 million (approximately HK$483.6 million) for New Transitional IT Services in respect of the period from September 1, 2006 to April 30, 2007 and US$86 million (approximately HK$670.8 million) for New Transitional IT Services in respect of the year ending April 30, 2008 ("**New Services Payments**"). The New Services Payments represent a portion of the Previous IT Services Payments (pro-rated in the case of the period from the September 1, 2006 to April 30, 2007) which Lenovo is now entitled under the Master Services Agreement to apply towards the purchase of New Transitional IT Services, as it has reduced its need for Interim Services and the amounts it is required to pay in respect of Interim Services.

Lenovo may choose which New Transitional IT Services it will purchase from IBM at the pre-determined charge rates in consideration of the New Services Payments, save that infrastructure related services and infrastructure transition services, cannot exceed US$15 million (approximately HK$117 million) in respect of the period from September 1, 2006 to April 30, 2007 and US$37.7 million (approximately HK$294 million) in respect of the year ending April 30, 2008. To the extent that Lenovo has not used New Transitional IT Services in respect of the period from September 1, 2006 to April 30, 2007 which represent the full amount of US$62 million New Services Payments for that period, it will be entitled to carry forward a credit of up to US$32 million (approximately HK$249.6 million) which can be used to purchase New Transitional IT Services in respect of the year ending April 30, 2008 (although the actual New Services Payments by Lenovo will be unaffected).

New IT Infrastructure Services. In respect of each of the years from May 1, 2008 until the expiry or termination of the Master Services Agreement, Lenovo (Singapore) will pay to IBM aggregate charges ("**Annual Service Charges**") for New IT Infrastructure Services. The Annual Service Charges are based on pre-determined charge rates set out in the Master Services Agreement for each of the New IT Infrastructure Services to be provided. As from two years after the commencement of the relevant New IT Infrastructure Services (or, in the case of China-based services, as from May 1, 2008), Lenovo will be entitled to exercise a benchmarking mechanism for the Annual Service Charges by Service Tower, requiring an independent third-party, in certain circumstances, to reassess the charge rates for any or all of the New IT Infrastructure Services. The benchmarking mechanism can result in a reduction, but not an increase, in the Annual Service Charges.

The Master Services Agreement contains baselines representing current estimates of the value of New IT Infrastructure Services (based on the pre-determined charges) which Lenovo may purchase during the term of the Master Services Agreement. Lenovo (Singapore) may reduce the amount of New IT Infrastructure Services it purchases to less than the baselines. However, such reductions in services will only result in reduction in corresponding charges if the services reduction is due to a reduction in Lenovo's need for such services otherwise than due to Lenovo's decision to provide the services itself or to engage a third party to provide those same services. Lenovo (Singapore) is under no obligation to increase the amount of New IT Infrastructure Services it purchases to above the baselines even if its need for such services increases above the baselines.

Charges will be invoiced to Lenovo on a monthly basis based on the baselines, with credits or additional charges being applied to the following month's invoice depending on the actual volume of the services used compared to the baseline. The parties have also provided a mechanism for reducing or increasing the amount of New IT Infrastructure Services used and the charges for such increases or reductions. There is no minimum amount which Lenovo is required to pay in respect of New IT Infrastructure Services (or any other IT Services) during the years from May 1, 2008 until the expiry or termination of the Master Services Agreement.

To the extent that any New IT Infrastructure Services can be used prior to April 30, 2008, Lenovo will be entitled to apply the New Services Payments towards the purchase of New IT Infrastructure Services during that period (subject to the restrictions set forth in the Master Services Agreement).

Estimated charges for the IT Services

The estimates of the Interim Services Payments, the New Services Payments and the Annual Service Charges (based on current estimates of utilisation of services, and the baselines for the New IT Infrastructure Services) are as follows:

Table 1 *(in US$ millions)*

	Year ending March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2009	Year ending March 31, 2010	Year ending March 31, 2011	Year ending March 31, 2012	Year ending March 31, 2013	Period from April 1, 2013 to August 31, 2013
Interim Services Payments	52.8	88.8	14.4	0	0	0	0	0
New Services Payments	62	86	0	0	0	0	0	0
Annual Service Charges	0	0	57.1	55.5	53.8	53.6	53.3	15.5
TOTAL	114.8	174.8	71.5	55.5	53.8	53.6	53.3	15.5

Notes:
1. The Table does not include any adjustments for the costs of inflation per the Economic Cost Adjustment
2. All fees are in millions of US Dollars.

Termination Charges. If Lenovo (Singapore) terminates the Master Services Agreement for (i) its convenience, (ii) as a result of IBM becoming subject to certain insolvency events or (iii) certain events leading to a change in ownership or control of IBM, Lenovo (Singapore), or its affiliates, as appropriate, will pay IBM termination charges as set forth in the Master Services Agreement plus IBM's reasonable wind down charges (which will not exceed, in aggregate, the Termination Fee Cap set out below except where the wind down charges fall instead under the Fee Cap set out in Table 2). Lenovo shall not be permitted to terminate for its convenience prior to April 30, 2009. Termination charges will not be payable in the event Lenovo terminates the Master Services Agreement because of IBM's failure to agree to any changes in the charges resulting from the reassessment of such charges under the benchmarking provisions (although certain wind down charges may be payable). Nor will termination charges be payable in the event of a change in ownership or control of IBM where control is acquired by a competitor of Lenovo or an entity with which Lenovo has terminated a contract for cause in the previous twenty four months.

Hourly Charges. Lenovo (Singapore) may request that IBM provide additional services generally ancillary to those services provided under the Master Services Agreement to be invoiced on a time and materials basis using hourly rates established in the Master Services Agreement for defined job skills that may be used to provide such services. Additional services may include changes requested by the Group to accommodate new processes, modifications to IT systems used to deliver the services, or support for new employee benefits and programs offered by the Group.

Economic Change Adjustment. Charges under the Master Services Agreement are subject to adjustment beginning in 2008 to account for inflation on a regional basis, and fluctuations in foreign exchange rates.

The above charges are negotiated on an arm's length basis and the basis for determining the amounts is in line with, and no less favourable to, the Group than that adopted by any independent third party.

Annual Cap

The Company expects that the aggregate amount of fees payable to IBM under each of the contract periods during the term under the Master Services Agreement, including any additional resource charges or hourly services or certain wind down charges, will be as follows (the "**Fee Cap**"):

Table 2 *(in US$ millions)*

Year ending March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2009	Year ending March 31, 2010	Year ending March 31, 2011	Year ending March 31, 2012	Year ending March 31, 2013	Period from April 1, 2013 to August 31, 2013
130	207	100	65	68	71	74	32

Notes: 1. The Fee Cap does not include the Termination Charges payable upon the various termination events under the Master Services Agreement.

2. All fees are in millions of US Dollars.

The aggregate amount paid under the Transition Services Agreement and the Marketing Support Agreement (which includes the Existing IT Services that will be provided as Interim Services under the Master Services Agreement) in respect of the period from April 30, 2005 (the commencement of those agreements) until March 31, 2006 was US$198.3 million (approximately HK$1,547 million) under the Transition Services Agreement and US$194.3 million (approximately HK$1,516 million) under the Marketing Support Agreement.

The Fee Cap is higher during the first three years of the Master Services Agreement than the succeeding years, because the estimated costs of the services under the Master Services Agreement are likely to be higher during the period in which Lenovo is transitioning to the new IT infrastructure, compared to the ongoing operational costs of the new IT infrastructure after May 2008. Please refer to Table 1 above for further clarification. The Fee Cap for the year ending March 31, 2007 is lower than the historical figures because it relates only to the IT Services, which will only be provided under the Master Services Agreement during that period as from the commencement of that agreement. It does not relate to the Existing IT Services, which will continue to be provided under the Transition Services Agreement and the Marketing Support Agreement up until such agreements are amended pursuant to the Amendment Agreements.

The Fee Cap is calculated and determined after taking into account the following:

(i) the aggregate amount of the charges set out in Table 1 in this announcement;

(ii) Lenovo's decision to extend some or all of the Interim Services;

(iii) an approximate 15% annual buffer above the anticipated charges in respect of the New IT Infrastructure Services to provide flexibility in the event of higher than expected demand for new IT Services and/or New IT Infrastructure Services, which may arise from future growth of Lenovo's business, an increase in the number of personnel, increased requirements for IT services arising from unexpected issues on the interim interface, the creation of a new IT infrastructure and/or the transition to such new infrastructure or other circumstances; and

(iv) an Economic Change Adjustment at historic rates.

In the event of termination of the Master Services Agreement, the Company expects that the maximum aggregate amount (the "**Termination Fee Cap**") payable under the Master Services Agreement will be as set out below against the relevant contract year in which termination occurs:

Table 3 *(in US$ millions)*

Year ending March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2009	Year ending March 31, 2010	Year ending March 31, 2011	Year ending March 31, 2012	Year ending March 31, 2013	Period from April 1, 2013 to August 31, 2013
N/A	N/A	N/A	40	24	11	3	1

Notes: 1. Lenovo does not have a contractual right to terminate for convenience until April 1, 2009.

2. All fees are in millions of US Dollars.

The Termination Fee Cap is calculated and determined after taking into account the termination charges provided under the Master Services Agreement and the wind down charges that may be incurred by IBM upon termination of the Master Services Agreement, the calculation of which is dependent upon, among other things, employee severance obligations of IBM, unamortized third-party software licence fees, third-party contract termination fees and costs of redeploying equipment.

AMENDMENT AGREEMENTS

Date: September 22, 2006

Parties: IBM and the Company

Services: Pursuant to the Amendment Agreements, the Existing IT Services will no longer be provided under the Transition Services Agreement and the Marketing Support Agreement as from the Effective Date. The relevant TSA Service Description Attachments (as defined in the Circular) and similar attachments under the Marketing Services Agreement will be terminated. The charges previously payable for such Existing IT Services will be also cease to be payable. The Transition Services and the MSA Services (each as defined in the Circular) which are not Existing IT Services shall continue to be provided under the Transition Services Agreement and the Marketing Support Agreement (as the case may be) and the terms of, and charges for the provision of, such services will be unchanged. Such services include (under the Transition Services Agreement) certain marketing and sales support services, development services, supply chain services and warranty services and (under the Marketing Support Agreement), marketing support and certain related sales support services and incentives and commissions support services. As a result of the termination of the Existing IT Services under the Transition Services Agreement and the Marketing Support Agreement, the Company has set new annual caps for these agreements, which are set out below.

Annual Caps

At an extraordinary general meeting of the Company held on January 27, 2005, the independent shareholders approved annual caps in respect of the Transition Services Agreement and the Marketing Support Agreement. The annual caps for the aggregate amount of fees payable under the Transition Services Agreement for each of the three years following the Initial Closing (as defined in the Circular) were US$285 million, US$223 million and US$197 million, respectively. The annual caps for the aggregate amount of fees payable under the Marketing Support Agreement for each of the five years following the Initial Closing were US$291 million, US$278 million, US$194 million, US$77 million and US$26 million, respectively.

The Company expects that the aggregate amount of fees payable to IBM under each of the contract periods during the remaining term of each of the Transition Services Agreement and the Marketing Support Agreement (each as amended by the Amendment Agreements) will be reduced as a result of the termination of the Existing IT Services under those Agreements. As from the Effective Date, the revised annual caps will be as follows:

Table 4 *(in US$ millions)*

	Period ending March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2009	Year ending March 31, 2010
Transition Services Agreement	12	10	2	–
Marketing Support Agreement	53	1	–	–

Notes: 1. All amounts are in millions of US Dollars.

2. Certain of the services provided under the Transition Services Agreement may continue until April 30, 2008, being 36 months after the Initial Closing.

The above revised annual caps replace the existing annual caps in respect of the Transition Services Agreement and the Marketing Support Agreement as set out above. The revised annual caps have been determined based on the agreed upon fee structure, the estimated future business volume, the estimated future service reduction, and taking into account potential tax consequences arising as a result of payments to be made pursuant to the agreements, plus a 10% premium to account for any uncertainties. No annual cap has been set in respect of the Marketing Support Agreement for the year ending March 31, 2009 or subsequent years, because the Company does not expect further services to be provided under the Marketing Support Agreement after April 1, 2008. Since the annual caps set out in Table 4 above result in the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) being less than 2.5%, the revised annual caps are exempted from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

The Transition Services Agreement and the Marketing Support Agreement will continue to be subject to the annual review by the independent non-executive directors and confirmation by the auditors of the Company in accordance with Rules 14A.37 and 14A.38 of the Listing Rules. The Directors (including the independent non-executive directors) are of the opinion that the Amendment Agreements, and the revised annual caps for each of the Transition Services Agreement and the Marketing Support Agreement, are fair and reasonable, on normal commercial terms and in the ordinary course of business of the Group, and in the interests of the Group and the Shareholders as a whole.

REASONS FOR THE TRANSACTION

IBM is currently providing the Existing IT Services to the Group under the Transition Services Agreement and Marketing Support Agreement which will expire on May 1, 2008. The Group had evaluated various alternatives including insource or outsource of the management of IT services for replacing the Transition Services Agreement. In particular, the Directors note that, although other third parties could provide certain of the IT Services, Lenovo is in a unique position with IBM because the new contractual arrangements permit Lenovo to purchase new IT Services using some US$148 million (HK$1,154.4 million) of expenditure previously contractually committed to IBM. The Directors believe this "credit" makes the IBM proposal significantly more competitive than those which other providers would be able to offer. Furthermore, IBM has additional advantages as a supplier of the IT Services, including the fact that IBM is the current system provider which should make the conversion and transition to the new IT infrastructure and architecture easier; IBM is a sizable provider with the resources to implement a globally-integrated solution in more than 65 countries; Lenovo has an established working relationship with IBM and a track record in procuring IT solutions from IBM; and IBM has agreed to competitive charge rates for the IT Services coupled with the right for Lenovo to reduce the charge rates if they are not benchmarked to market rates in the industry. Having considered these and other factors, the Directors and the management of the Group consider that the entering into the Master Services Agreement will assist the Group to develop a new IT infrastructure and architecture efficiently and cost-effectively, and represents a competitive way to procure information technology services worldwide whilst achieving savings compared to current and actual expenses. The Directors consider that the Master Services Agreement, and the transactions contemplated thereunder, are on normal commercial terms and in the ordinary and usual course of business of the Group, and that the terms thereof are fair and reasonable and in the interests of the Company and its shareholders as a whole.

CONTINUING CONNECTED TRANSACTION

IBM is a substantial shareholder of the Company and, thus, a connected person of the Company. Therefore, the entering into of the Master Services Agreement by Lenovo (Singapore) and the transactions contemplated thereunder constitute continuing connected transactions of the Company. As the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) for each of the Fee Cap (as defined above) and the Termination Fee Cap (as defined above) payable under the Master Services Agreement exceed 2.5%, the entering into of the Master Services Agreement and the transactions contemplated thereunder, and in particular the Fee Cap and the Termination Fee Cap (as defined above), are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules and annual review requirements set out in Rules 14A.37 to 14A.41 of the Listing Rules. The Amendment Agreements constitute material amendments to the Transition Services Agreement and Marketing Support Agreement, which is also subject to the reporting, announcement and independent shareholders' approval requirements.

The Company shall re-comply with Rules 14A.35(3) and 14A.35(4) of the Listing Rules if:

(i) the Fee Cap or the Termination Fee Cap is exceeded in the relevant period aforesaid; or

(ii) the Master Services Agreement is renewed or there is a material change to the terms thereto.

INFORMATION ON THE GROUP

The principal activities of the Group are the sales and manufacture of personal computers and related IT products, mobile devices, and the provision of advanced information services in the PRC, the Americas, Europe, Middle East, Africa and Asia Pacific.

INFORMATION ON LENOVO (SINGAPORE)

Lenovo (Singapore) Pte. Ltd. is a wholly-owned subsidiary of the Company.

INFORMATION ON IBM

IBM is the world's largest information technology company. IBM is a leading provider of e-business solutions and is dedicated to helping companies, business partners and developers leverage the potential of the internet and network computing across a wide range of businesses and industries. The company offers a host of cross-industry and industry-specific solutions designed to meet the needs of companies of all sizes.

GENERAL

IBM and its associates shall abstain from voting on the resolutions in connection with the approval of the Master Services Agreement and the Amendment Agreements.

On September 21, 2006, the Controlling Shareholder and IBM entered into a voting undertaking agreement pursuant to which the Controlling Shareholder has, subject to any applicable laws or regulations, the Listing Rules and the requirements and decisions of any applicable authority, undertaken and agreed with IBM to vote (or procure to be voted) at any general meeting of the Shareholders (or any adjournment thereof) in favour of resolutions to approve the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder.

An independent board committee has been established to consider the Master Services Agreement and the Amendment Agreements and the transactions thereunder and to advise the Independent Shareholders. DBS Asia Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder.

A circular containing, among other things, further details of the Master Services Agreement and the Amendment Agreements, a notice convening the EGM to approve the Master Services Agreement and the Amendment Agreements and the transactions thereunder, a letter from the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the Master Services Agreement and the Amendment Agreements and a letter from the Independent Board Committee to the Independent Shareholders in relation to the Master Services Agreement and the Amendment Agreements, will be despatched to Shareholders as soon as practicable. Votes taken at the EGM shall be by poll.

DEFINITIONS:

"affiliates"	with respect to any person, any other person who directly or indirectly or who through one or more intermediaries, controls or is controlled by or is under common control with the person specified
"Circular"	the circular to shareholders of the Company dated December 31, 2004 in respect of (among other things) the very substantial acquisition relating to the personal computer business of IBM and related continuing connected transactions
"Company"	Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"Controlling Shareholder"	Legend Holdings Limited, the controlling shareholder of the Company holding approximately 49% of all of the Shares as at the date of this announcement
"Convertible Preferred Shareholders"	the holders of Series A Cumulative Convertible Preferred Shares of nominal value of HK$9.175 each issued by the Company
"Directors"	the directors of the Company
"Effective Date"	the date on which the Master Services Agreement and the transactions contemplated thereunder have been approved by the shareholders of the Company and all other necessary regulatory approvals and consents have been obtained
"EGM"	the extraordinary general meeting of the Company to be held, among other things, for the purpose of considering and, if thought fit, approving the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder
"Group" or "Lenovo"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IBM"	International Business Machines Corporation
"IBM Group"	IBM and its affiliates
"Independent Board Committee"	the independent committee of the Board, comprising Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III, being the independent non-executive Directors, established to advise the Independent Shareholders on the Master Services Agreement
"Independent Shareholders"	the Voting Shareholders other than those who are required to abstain from voting at the EGM
"IT"	information technology
"IT Services"	the Interim Services, the New Transitional IT Services and the New IT Infrastructure Services
"Lenovo (Singapore)"	Lenovo (Singapore) Pte. Ltd., a company incorporated with limited liability under the laws of Singapore and a wholly-owned subsidiary of the Company
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Major Country Agreements"	the Country Agreements in respect of the PRC, Hong Kong, the UK and the USA
"Marketing Support Agreement"	The Marketing Support Agreement entered into between the Company and IBM on December 7, 2004
"Ordinary Voting Share(s)"	ordinary voting share(s) of par value of HK$0.025 each in the ordinary share capital of the Company
"PRC"	the People's Republic of China
"Shareholders"	holders of the Shares and/or Convertible Preferred Shareholders
"Shares"	ordinary shares of par value HK$0.025 each in the ordinary share capital of the Company which carry voting rights
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the meaning set out in the Listing Rules

"Transition Services Agreement"	the Transition Services Agreement entered into between the Company and IBM on December 7, 2004
"USA"	the United States of America
"UK"	the United Kingdom
"Voting Shareholders"	the Convertible Preferred Shareholders and the holders of the Ordinary Voting Shares

This announcement contains translation between HK$ and US$ at HK$7.8 = US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

By order of the Board
Yang Yuanqing
Chairman

Raleigh, September 28, 2006

As of the date of this announcement, the Executive Directors are Mr. Yang Yuanqing, Mr. William J. Amelio and Ms. Ma Xuezheng, the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and the Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

CONTINUING CONNECTED TRANSACTION

The Company announces its wholly-owned subsidiary has on September 22, 2006 entered into a Master Services Agreement with IBM in relation to the provision of IT Services worldwide by IBM and its affiliates to the Group. The Master Services Agreement provides the framework for the transition to, and ongoing operation of, a new IT infrastructure and architecture for Lenovo. The new IT infrastructure and architecture will replace the current IT infrastructure and architecture which is part of IBM's legacy IT systems. The Company has also on the same date entered into Amendment Agreements amending the Transition Services Agreement and Marketing Support Agreement entered into on December 7, 2004, pursuant to which IBM and its affiliates have provided the Group transition services including, among others, information technology services (the "**Existing IT Services**"). The Transition Services Agreement and the Marketing Support Agreement are existing continuing connected transactions of the Company which were approved by its shareholders at an extraordinary general meeting of the Company held on January 27, 2005.

The Master Services Agreement sets out the terms for the provision of three categories of IT Services: the Interim Services, the New Transitional IT Services and the New IT Infrastructure Services. From the Effective Date, the Interim Services will be provided under the terms set out in the Master Services Agreement, and the Amendment Agreements provide that the Existing IT Services will cease to be provided under the Transition Services Agreement and the Marketing Support Agreement. The new arrangements permit Lenovo to apply a portion of the payments it was previously required to make to IBM in respect of only the Existing IT Services to purchase the New Transitional IT Services (in addition to the Interim Services). The Interim Services and the New Transitional IT Services, which both comprise IT Services relating to the transition to the new IT infrastructure and architecture, will (subject to certain limited exemptions) be provided under the terms set out in the Master Services Agreement from the Effective Date until April 30, 2008 (the "**Transition Period**"). In addition, the Master Services Agreement sets out the terms for the provision of the New IT Infrastructure Services, which comprise IT Services for the ongoing operation of the new IT infrastructure and architecture and which will (subject to certain limited exemptions) be provided from May 1, 2008 until the expiry or termination of the Master Services Agreement.

Pursuant to the Master Services Agreement, IBM will provide IT Services for a period not exceeding seven (7) years commencing from the Effective Date and expiring on August 31, 2013, except that Lenovo (Singapore) may, at its option, extend the Master Services Agreement for two additional periods of one year each after August 31, 2013. Lenovo will re-comply with the Listing Rules in respect of any such renewal.

Because IBM is a substantial shareholder of the Company and, thus, a connected person of the Company, the entering into of the Master Services Agreement by the Company's subsidiary with IBM and the transactions contemplated thereunder constitute continuing connected transactions of the Company. As the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) for each of the Fee Cap (as defined below) and the Termination Fee Cap (as defined below) payable under the Master Services Agreement exceed 2.5%, the entering into of the Master Services Agreement and the transactions contemplated thereunder, and in particular the Fee Cap and the Termination Fee Cap (as defined below), are subject to reporting, announcement and independent shareholders' approval requirement under the Listing Rules. The Amendment Agreements constitute material amendments to the Transition Services Agreement and Marketing Support Agreement, which is also subject to the reporting, announcement and independent shareholders' approval requirements. In addition, the Amendment Agreements result in the termination of certain portions of the Transition Services Agreement and the Marketing Support Agreement, which require new annual caps to be set for those agreements.

An independent board committee has been established to consider the Master Services Agreement and the Amendment Agreements and the transactions thereunder and to advise the Independent Shareholders. DBS Asia Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder.

A circular containing, among other things, further details of the Master Services Agreement and the Amendment Agreements, a notice convening the EGM to approve the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder, a letter from an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders regarding the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder and a letter from the Independent Board Committee to the Independent Shareholders in relation to the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder, will be dispatched to Shareholders as soon as practicable. The approval of the Independent Shareholders for the Master Services Agreement, including the Fee Cap and the Termination Fee Cap, and the Amendment Agreements will be sought at the EGM. Votes taken at the EGM shall be by poll.

INTRODUCTION

The Company announces its wholly-owned subsidiary has on September 22, 2006 entered into an agreement (the "**Master Services Agreement**") with IBM in relation to the provision of IT Services worldwide by IBM and its affiliates to the Group. The Master Services Agreement provides the framework for the transition to, and ongoing operation of, a new IT infrastructure and architecture for Lenovo. The new IT infrastructure and architecture will replace the current IT infrastructure and architecture which is part of IBM's legacy IT systems. The Company has also on the same date entered into agreements ("**Amendment Agreements**") amending the Transition Services Agreement and Marketing Support Agreement entered into on December 7, 2004, pursuant to which IBM and its affiliates have provided the Group transition services including, among others, information technology services (the "**Existing IT Services**"). The Transition Services Agreement and the Marketing Support Agreement are existing continuing connected transactions of the Company which were approved by its shareholders at an extraordinary general meeting of the Company held on January 27, 2005.

The Master Services Agreement sets out the terms for the provision of three categories of IT Services: the Interim Services, the New Transitional IT Services and the New IT Infrastructure Services. From the Effective Date, the Interim Services (formerly the Existing IT Services) will be provided under the terms set out in the Master Services Agreement, and the Amendment Agreements provide that the Existing IT Services will cease to be provided under the Transition Services Agreement and the Marketing Support Agreement. The new arrangements permit Lenovo to apply a portion of the payments it was previously required to make to IBM in respect of only the Existing IT Services to purchase the New Transitional IT Services (in addition to the Interim Services). The Interim Services and the New Transitional IT Services, which both comprise IT Services relating to the transition to the new IT infrastructure and architecture, will (subject to certain limited exemptions) be provided under the terms set out in the Master Services Agreement from the Effective Date until April 30, 2008 (the "**Transition Period**"). In addition, the Master Services Agreement sets out the terms for the provision of the New IT Infrastructure Services, which comprise IT Services for the ongoing operation of the new IT infrastructure and architecture and which will (subject to certain limited exemptions) be provided from May 1, 2008 until the expiry or termination of the Master Services Agreement.

MASTER SERVICES AGREEMENT

On September 22, 2006, the Master Services Agreement was entered into between IBM and Lenovo (Singapore), a wholly-owned subsidiary of the Company, which set forth the general terms and conditions governing the relationship between IBM and Lenovo (Singapore) and the general terms applicable to the IT Services which IBM and its affiliates will provide to the Group on a worldwide basis.

It is contemplated under the Master Services Agreement that individual country agreements ("**Country Agreements**"), incorporating the terms of the Master Services Agreement and describing in detail the IT Services applicable to the relevant location, will be entered into by the relevant local member of the IBM Group and the relevant local member of the Group in different countries.

Details of the terms of the Master Services Agreement are as follows:

Date: September 22, 2006

Parties: IBM and Lenovo (Singapore)

Term: Pursuant to the Master Services Agreement, IBM will provide IT Services for a period not exceeding seven (7) years commencing from the Effective Date and expiring on August 31, 2013, except that Lenovo (Singapore) may, at its option, extend all of the Major Country Agreements for two additional periods of one year each after August 31, 2013. Lenovo will re-comply with the Listing Rules in respect of any such renewal. If the Major Country Agreements are so extended, the Master Services Agreement shall be extended on the same basis, subject to the Company's compliance with the Listing Rules.

In addition, at Lenovo (Singapore)'s request, IBM shall provide exit assistance to Lenovo (Singapore), at IBM's then-current consulting rates for similar services, to facilitate orderly transfer of services to Lenovo or another third party provider, which should be completed prior to the termination or expiry of the Master Services Agreement. However, if IBM fails to provide such exit assistance on a timely basis, Lenovo (Singapore) may require IBM to continue to provide additional exit assistance until IBM has fulfilled its obligations, subject to the Company's compliance with the Listing Rules.

Lenovo (Singapore) may reduce the IT Services or terminate the IT Services altogether as further described below.

In the event of any termination of the Master Services Agreement, all the Country Agreements shall be deemed to have terminated on the date of such termination. In the event of a termination of any or all of the Major Country Agreements, Lenovo (Singapore) may terminate the Master Services Agreement.

The seven-year term of the Master Services Agreement (together with the options to extend the term for two additional periods of one year each) secures better terms and pricing for Lenovo, coupled with some certainty regarding the ability to procure key IT services from a reputable supplier on favourable terms which helps to ensure continuity of operation and smooth integration into Lenovo's new IT infrastructure and architecture. The seven-year term, broadly speaking, comprises of a variation to the existing arrangements in respect of the period up to April 30, 2008, and a five-year term thereafter in respect of the New IT Infrastructure Services. Pursuant to Rule 14A.35(1) of the Listing Rules, the independent financial adviser will explain why a term of seven years (together with the options to extend) is required and that it is normal business practice for contracts of this type to be of such duration in its letter of advice to the independent board committee and the shareholders which will form part of the circular to be despatched to the Shareholders as soon as practicable.

Guarantee: The Company has guaranteed to IBM the financial obligations of each Group company under each Country Agreement entered into under the Master Services Agreement. Pursuant to the guarantee, if any such Group company fails to make payments pursuant to the relevant Country Agreement, the Company will make such payments, subject to all limitations and defences available to the relevant Group company.

Services: Under the Master Services Agreement, IBM Group will provide the IT Services (detailed below) to the Group:

Interim Services. The Existing IT Services previously provided under the Transition Services Agreement and the Marketing Support Agreement will instead, as from the Effective Date, be provided as Interim Services under the terms set out in the Master Services Agreement. The parties have a preference to bring all IT Services under a single agreement. The Interim Services being provided will remain unchanged from the Existing IT Services and will continue to be provided by IBM until the expiry date as previously set out in the Transition Services Agreement and the Marketing Support Agreement for the relevant Existing IT Service, which will be at various different dates falling on or before the expiry of the Transition Period. The charge rates set out in the Transition Services Agreement and the Marketing Support Agreement remain unchanged, although the terms on which the Interim Services will be provided under the Master Services Agreement include certain additional protections for Lenovo (such as fuller indemnity and warranty provisions). Furthermore, the minimum amount which Lenovo is required to pay to IBM for the purchase of Interim Services has been reduced (from that paid for the Existing IT Services), as further explained below under "Price". In the event that the new IT systems are not operational to replace the Interim Services as they expire, Lenovo (Singapore) has the option to require IBM to continue to provide certain of the Interim Services on similar terms for periods of various different lengths (not exceeding 8 months) following the date of expiry of the relevant Existing IT Service, provided that the aggregate cost of such extensions does not exceed US$18.5 million in the year ending March 31, 2008 (approximately HK$144.3 million) and US$82 million in the year ending March 31, 2009 (approximately HK$639.6 million).

New Transitional IT Services. IBM will provide the New Transitional IT Services under the terms set out in the Master Services Agreement during the Transition Period. The New Transitional IT Services include: consulting and software development services to assist Lenovo in building and configuring its new IT application architecture; data migration and data extraction services to assist in the separation of data from the current legacy IBM systems; interim system enhancement work to support the continued operations during the transition period; and infrastructure transition and operation services to transition Lenovo to the new IT infrastructure. These are new IT Services which have not been provided by IBM to Lenovo prior to the Effective Date.

New IT Infrastructure Services. IBM will provide the New IT Infrastructure Services under the terms set out in the Master Services Agreement from May 1, 2008 until the expiry or termination of the Master Services Agreement. The New IT Infrastructure Services comprise operational services for Lenovo's new IT architecture including in the following areas: IT Helpdesk; End User Services, Groupware Services, Security Services, Network Operations Services, WAN Services, HUB Services, Voice Network Services, Server Operations Services, AD/M Services, BusinessTone Services and Enterprise Support Services (each a "**Service Tower**"). These are new IT Services which have not been provided by IBM to Lenovo prior to the Effective Date.

Additions and changes to the IT Services can be made at Lenovo's request, which IBM shall use its reasonable endeavours to fulfill. Any additional services shall be provided based on the pre-determined charge rates set out in the Master Services Agreement.

Price: The prices for the IT Services were mutually agreed between IBM and Lenovo (Singapore). The Master Services Agreement contains pre-determined charge rates for each of the IT Services which vary depending on certain factors designed to measure the volume of usage of each aspect of the IT Services and depending on the Country Agreement under which the services are provided. Lenovo has agreed to pay a fixed aggregate charge in respect of the Interim Services and the New Transitional IT Services (for which it will receive such amount of services as can be purchased at the pre-determined charge rates); there is no minimum or maximum aggregate charge in respect of the New IT Infrastructure Services.

Interim Services. The charge rates previously set out in the Transition Services Agreement and the Marketing Support Agreement for the Existing IT Services remain unchanged under the Master Services Agreement for the Interim Services. Prior to the Amendment Agreements, the amounts payable by Lenovo to IBM for the Interim Services under the Transition Services Agreement and the Marketing Support Agreement were a minimum of US$196.9 million (approximately HK$1,535.8 million) for the year ending April 30, 2007 and a minimum of US$174.8 million (approximately HK$1,363.4 million) for the year ending April 30, 2008 ("**Previous IT Services Payments**"). The Transition Services Agreement and Marketing Support Agreement contemplate that as Lenovo reduces its need for the Existing IT Services, it may apply a portion of the charges payable under those agreements in purchasing new IT Services from IBM on terms to be agreed between the parties from time to time. It has been agreed under the Master Services Agreement that based upon Lenovo's projected reduction in need for the Existing IT Services, Lenovo would reduce the allocation of the Previous IT Services Payments directed to the Interim Services to US$52.8 million (approximately HK$411.8 million) in respect of the period from September 1, 2006 to April 30, 2007 and a minimum of US$88.8 million (approximately HK$692.6 million) in respect of the year ending April 30, 2008 (the "**Interim Services Payment**").

New Transitional IT Services. It has been agreed under the Master Services Agreement that Lenovo will be able to apply a portion of the Previous IT Services Payments towards the New Transitional IT Services. Accordingly, Lenovo will pay IBM US$62 million (approximately HK$483.6 million) for New Transitional IT Services in respect of the period from September 1, 2006 to April 30, 2007 and US$86 million (approximately HK$670.8 million) for New Transitional IT Services in respect of the year ending April 30, 2008 ("**New Services Payments**"). The New Services Payments represent a portion of the Previous IT Services Payments (pro-rated in the case of the period from the September 1, 2006 to April 30, 2007) which Lenovo is now entitled under the Master Services Agreement to apply towards the purchase of New Transitional IT Services, as it has reduced its need for Interim Services and the amounts it is required to pay in respect of Interim Services.

Lenovo may choose which New Transitional IT Services it will purchase from IBM at the pre-determined charge rates in consideration of the New Services Payments, save that infrastructure related services and infrastructure transition services, cannot exceed US$15 million (approximately HK$117 million) in respect of the period from September 1, 2006 to April 30, 2007 and US$37.7 million (approximately HK$294 million) in respect of the year ending April 30, 2008. To the extent that Lenovo has not used New Transitional IT Services in respect of the period from September 1, 2006 to April 30, 2007 which represent the full amount of US$62 million New Services Payments for that period, it will be entitled to carry forward a credit of up to US$32 million (approximately HK$249.6 million) which can be used to purchase New Transitional IT Services in respect of the year ending April 30, 2008 (although the actual New Services Payments by Lenovo will be unaffected).

New IT Infrastructure Services. In respect of each of the years from May 1, 2008 until the expiry or termination of the Master Services Agreement, Lenovo (Singapore) will pay to IBM aggregate charges ("**Annual Service Charges**") for New IT Infrastructure Services. The Annual Service Charges are based on pre-determined charge rates set out in the Master Services Agreement for each of the New IT Infrastructure Services to be provided. As from two years after the commencement of the relevant New IT Infrastructure Services (or, in the case of China-based services, as from May 1, 2008), Lenovo will be entitled to exercise a benchmarking mechanism for the Annual Service Charges by Service Tower, requiring an independent third-party, in certain circumstances, to reassess the charge rates for any or all of the New IT Infrastructure Services. The benchmarking mechanism can result in a reduction, but not an increase, in the Annual Service Charges.

The Master Services Agreement contains baselines representing current estimates of the value of New IT Infrastructure Services (based on the pre-determined charges) which Lenovo may purchase during the term of the Master Services Agreement. Lenovo (Singapore) may reduce the amount of New IT Infrastructure Services it purchases to less than the baselines. However, such reductions in services will only result in reduction in corresponding charges if the services reduction is due to a reduction in Lenovo's need for such services otherwise than due to Lenovo's decision to provide the services itself or to engage a third party to provide those same services. Lenovo (Singapore) is under no obligation to increase the amount of New IT Infrastructure Services it purchases to above the baselines even if its need for such services increases above the baselines.

Charges will be invoiced to Lenovo on a monthly basis based on the baselines, with credits or additional charges being applied to the following month's invoice depending on the actual volume of the services used compared to the baseline. The parties have also provided a mechanism for reducing or increasing the amount of New IT Infrastructure Services used and the charges for such increases or reductions. There is no minimum amount which Lenovo is required to pay in respect of New IT Infrastructure Services (or any other IT Services) during the years from May 1, 2008 until the expiry or termination of the Master Services Agreement.

To the extent that any New IT Infrastructure Services can be used prior to April 30, 2008, Lenovo will be entitled to apply the New Services Payments towards the purchase of New IT Infrastructure Services during that period (subject to the restrictions set forth in the Master Services Agreement).

Estimated charges for the IT Services

The estimates of the Interim Services Payments, the New Services Payments and the Annual Service Charges (based on current estimates of utilisation of services, and the baselines for the New IT Infrastructure Services) are as follows:

Table 1 *(in US$ millions)*

	Year ending March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2009	Year ending March 31, 2010	Year ending March 31, 2011	Year ending March 31, 2012	Year ending March 31, 2013	Period from April 1, 2013 to August 31, 2013
Interim Services Payments	52.8	88.8	14.4	0	0	0	0	0
New Services Payments	62	86	0	0	0	0	0	0
Annual Service Charges	0	0	57.1	55.5	53.8	53.6	53.3	15.5
TOTAL	**114.8**	**174.8**	**71.5**	**55.5**	**53.8**	**53.6**	**53.3**	**15.5**

Notes: 1. The Table does not include any adjustments for the costs of inflation per the Economic Cost Adjustment

2. All fees are in millions of US Dollars.

Termination Charges. If Lenovo (Singapore) terminates the Master Services Agreement for (i) its convenience, (ii) as a result of IBM becoming subject to certain insolvency events or (iii) certain events leading to a change in ownership or control of IBM, Lenovo (Singapore), or its affiliates, as appropriate, will pay IBM termination charges as set forth in the Master Services Agreement plus IBM's reasonable wind down charges (which will not exceed, in aggregate, the Termination Fee Cap set out below except where the wind down charges fall instead under the Fee Cap set out in Table 2). Lenovo shall not be permitted to terminate for its convenience prior to April 30, 2009. Termination charges will not be payable in the event Lenovo terminates the Master Services Agreement because of IBM's failure to agree to any changes in the charges resulting from the reassessment of such charges under the benchmarking provisions (although certain wind down charges may be payable). Nor will termination charges be payable in the event of a change in ownership or control of IBM where control is acquired by a competitor of Lenovo or an entity with which Lenovo has terminated a contract for cause in the previous twenty four months.

Hourly Charges. Lenovo (Singapore) may request that IBM provide additional services generally ancillary to those services provided under the Master Services Agreement to be invoiced on a time and materials basis using hourly rates established in the Master Services Agreement for defined job skills that may be used to provide such services. Additional services may include changes requested by the Group to accommodate new processes, modifications to IT systems used to deliver the services, or support for new employee benefits and programs offered by the Group.

Economic Change Adjustment. Charges under the Master Services Agreement are subject to adjustment beginning in 2008 to account for inflation on a regional basis, and fluctuations in foreign exchange rates.

The above charges are negotiated on an arm's length basis and the basis for determining the amounts is in line with, and no less favourable to, the Group than that adopted by any independent third party.

Annual Cap

The Company expects that the aggregate amount of fees payable to IBM under each of the contract periods during the term under the Master Services Agreement, including any additional resource charges or hourly services or certain wind down charges, will be as follows (the "**Fee Cap**"):

Table 2 *(in US$ millions)*

Year ending March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2009	Year ending March 31, 2010	Year ending March 31, 2011	Year ending March 31, 2012	Year ending March 31, 2013	Period from April 1, 2013 to August 31, 2013
130	207	100	65	68	71	74	32

Notes: 1. The Fee Cap does not include the Termination Charges payable upon the various termination events under the Master Services Agreement.

2. All fees are in millions of US Dollars.

The aggregate amount paid under the Transition Services Agreement and the Marketing Support Agreement (which includes the Existing IT Services that will be provided as Interim Services under the Master Services Agreement) in respect of the period from April 30, 2005 (the commencement of those agreements) until March 31, 2006 was US$198.3 million (approximately HK$1,547 million) under the Transition Services Agreement and US$194.3 million (approximately HK$1,516 million) under the Marketing Support Agreement.

The Fee Cap is higher during the first three years of the Master Services Agreement than the succeeding years, because the estimated costs of the services under the Master Services Agreement are likely to be higher during the period in which Lenovo is transitioning to the new IT infrastructure, compared to the ongoing operational costs of the new IT infrastructure after May 2008. Please refer to Table 1 above for further clarification. The Fee Cap for the year ending March 31, 2007 is lower than the historical figures because it relates only to the IT Services, which will only be provided under the Master Services Agreement during that period as from the commencement of that agreement. It does not relate to the Existing IT Services, which will continue to be provided under the Transition Services Agreement and the Marketing Support Agreement up until such agreements are amended pursuant to the Amendment Agreements.

The Fee Cap is calculated and determined after taking into account the following:

(i) the aggregate amount of the charges set out in Table 1 in this announcement;

(ii) Lenovo's decision to extend some or all of the Interim Services;

(iii) an approximate 15% annual buffer above the anticipated charges in respect of the New IT Infrastructure Services to provide flexibility in the event of higher than expected demand for new IT Services and/or New IT Infrastructure Services, which may arise from future growth of Lenovo's business, an increase in the number of personnel, increased requirements for IT services arising from unexpected issues on the interim interface, the creation of a new IT infrastructure and/or the transition to such new infrastructure or other circumstances; and

(iv) an Economic Change Adjustment at historic rates.

In the event of termination of the Master Services Agreement, the Company expects that the maximum aggregate amount (the "**Termination Fee Cap**") payable under the Master Services Agreement will be as set out below against the relevant contract year in which termination occurs:

Table 3 *(in US$ millions)*

Year ending March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2009	Year ending March 31, 2010	Year ending March 31, 2011	Year ending March 31, 2012	Year ending March 31, 2013	Period from April 1, 2013 to August 31, 2013
N/A	N/A	N/A	40	24	11	3	1

Notes: 1. Lenovo does not have a contractual right to terminate for convenience until April 1, 2009.

2. All fees are in millions of US Dollars.

The Termination Fee Cap is calculated and determined after taking into account the termination charges provided under the Master Services Agreement and the wind down charges that may be incurred by IBM upon termination of the Master Services Agreement, the calculation of which is dependent upon, among other things, employee severance obligations of IBM, unamortized third-party software licence fees, third-party contract termination fees and costs of redeploying equipment.

AMENDMENT AGREEMENTS

Date: September 22, 2006

Parties: IBM and the Company

Services: Pursuant to the Amendment Agreements, the Existing IT Services will no longer be provided under the Transition Services Agreement and the Marketing Support Agreement as from the Effective Date. The relevant TSA Service Description Attachments (as defined in the Circular) and similar attachments under the Marketing Services Agreement will be terminated. The charges previously payable for such Existing IT Services will be also cease to be payable. The Transition Services and the MSA Services (each as defined in the Circular) which are not Existing IT Services shall continue to be provided under the Transition Services Agreement and the Marketing Support Agreement (as the case may be) and the terms of, and charges for the provision of, such services will be unchanged. Such services include (under the Transition Services Agreement) certain marketing and sales support services, development services, supply chain services and warranty services and (under the Marketing Support Agreement), marketing support and certain related sales support services and incentives and commissions support services. As a result of the termination of the Existing IT Services under the Transition Services Agreement and the Marketing Support Agreement, the Company has set new annual caps for these agreements, which are set out below.

Annual Caps

At an extraordinary general meeting of the Company held on January 27, 2005, the independent shareholders approved annual caps in respect of the Transition Services Agreement and the Marketing Support Agreement. The annual caps for the aggregate amount of fees payable under the Transition Services Agreement for each of the three years following the Initial Closing (as defined in the Circular) were US$285 million, US$223 million and US$197 million, respectively. The annual caps for the aggregate amount of fees payable under the Marketing Support Agreement for each of the five years following the Initial Closing were US$291 million, US$278 million, US$194 million, US$77 million and US$26 million, respectively.

The Company expects that the aggregate amount of fees payable to IBM under each of the contract periods during the remaining term of each of the Transition Services Agreement and the Marketing Support Agreement (each as amended by the Amendment Agreements) will be reduced as a result of the termination of the Existing IT Services under those Agreements. As from the Effective Date, the revised annual caps will be as follows:

Table 4 *(in US$ millions)*

	Period ending March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2009	Year ending March 31, 2010
Transition Services Agreement	12	10	2	–
Marketing Support Agreement	53	1	–	–

Notes: 1. All amounts are in millions of US Dollars.

2. Certain of the services provided under the Transition Services Agreement may continue until April 30, 2008, being 36 months after the Initial Closing.

The above revised annual caps replace the existing annual caps in respect of the Transition Services Agreement and the Marketing Support Agreement as set out above. The revised annual caps have been determined based on the agreed upon fee structure, the estimated future business volume, the estimated future service reduction, and taking into account potential tax consequences arising as a result of payments to be made pursuant to the agreements, plus a 10% premium to account for any uncertainties. No annual cap has been set in respect of the Marketing Support Agreement for the year ending March 31, 2009 or subsequent years, because the Company does not expect further services to be provided under the Marketing Support Agreement after April 1, 2008. Since the annual caps set out in Table 4 above result in the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) being less than 2.5%, the revised annual caps are exempted from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

The Transition Services Agreement and the Marketing Support Agreement will continue to be subject to the annual review by the independent non-executive directors and confirmation by the auditors of the Company in accordance with Rules 14A.37 and 14A.38 of the Listing Rules. The Directors (including the independent non-executive directors) are of the opinion that the Amendment Agreements, and the revised annual caps for each of the Transition Services Agreement and the Marketing Support Agreement, are fair and reasonable, on normal commercial terms and in the ordinary course of business of the Group, and in the interests of the Group and the Shareholders as a whole.

REASONS FOR THE TRANSACTION

IBM is currently providing the Existing IT Services to the Group under the Transition Services Agreement and Marketing Support Agreement which will expire on May 1, 2008. The Group had evaluated various alternatives including insource or outsource of the management of IT services for replacing the Transition Services Agreement. In particular, the Directors note that, although other third parties could provide certain of the IT Services, Lenovo is in a unique position with IBM because the new contractual arrangements permit Lenovo to purchase new IT Services using some US$148 million (HK$1,154.4 million) of expenditure previously contractually committed to IBM. The Directors believe this "credit" makes the IBM proposal significantly more competitive than those which other providers would be able to offer. Furthermore, IBM has additional advantages as a supplier of the IT Services, including the fact that IBM is the current system provider which should make the conversion and transition to the new IT infrastructure and architecture easier; IBM is a sizable provider with the resources to implement a globally-integrated solution in more than 65 countries; Lenovo has an established working relationship with IBM and a track record in procuring IT solutions from IBM; and IBM has agreed to competitive charge rates for the IT Services coupled with the right for Lenovo to reduce the charge rates if they are not benchmarked to market rates in the industry. Having considered these and other factors, the Directors and the management of the Group consider that the entering into the Master Services Agreement will assist the Group to develop a new IT infrastructure and architecture efficiently and cost-effectively, and represents a competitive way to procure information technology services worldwide whilst achieving savings compared to current and actual expenses. The Directors consider that the Master Services Agreement, and the transactions contemplated thereunder, are on normal commercial terms and in the ordinary and usual course of business of the Group, and that the terms thereof are fair and reasonable and in the interests of the Company and its shareholders as a whole.

CONTINUING CONNECTED TRANSACTION

IBM is a substantial shareholder of the Company and, thus, a connected person of the Company. Therefore, the entering into of the Master Services Agreement by Lenovo (Singapore) and the transactions contemplated thereunder constitute continuing connected transactions of the Company. As the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) for each of the Fee Cap (as defined above) and the Termination Fee Cap (as defined above) payable under the Master Services Agreement exceed 2.5%, the entering into of the Master Services Agreement and the transactions contemplated thereunder, and in particular the Fee Cap and the Termination Fee Cap (as defined above), are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules and annual review requirements set out in Rules 14A.37 to 14A.41 of the Listing Rules. The Amendment Agreements constitute material amendments to the Transition Services Agreement and Marketing Support Agreement, which is also subject to the reporting, announcement and independent shareholders' approval requirements.

The Company shall re-comply with Rules 14A.35(3) and 14A.35(4) of the Listing Rules if:

(i) the Fee Cap or the Termination Fee Cap is exceeded in the relevant period aforesaid; or

(ii) the Master Services Agreement is renewed or there is a material change to the terms thereto.

INFORMATION ON THE GROUP

The principal activities of the Group are the sales and manufacture of personal computers and related IT products, mobile devices, and the provision of advanced information services in the PRC, the Americas, Europe, Middle East, Africa and Asia Pacific.

INFORMATION ON LENOVO (SINGAPORE)

Lenovo (Singapore) Pte. Ltd. is a wholly-owned subsidiary of the Company.

INFORMATION ON IBM

IBM is the world's largest information technology company. IBM is a leading provider of e-business solutions and is dedicated to helping companies, business partners and developers leverage the potential of the internet and network computing across a wide range of businesses and industries. The company offers a host of cross-industry and industry-specific solutions designed to meet the needs of companies of all sizes.

GENERAL

IBM and its associates shall abstain from voting on the resolutions in connection with the approval of the Master Services Agreement and the Amendment Agreements.

On September 21, 2006, the Controlling Shareholder and IBM entered into a voting undertaking agreement pursuant to which the Controlling Shareholder has, subject to any applicable laws or regulations, the Listing Rules and the requirements and decisions of any applicable authority, undertaken and agreed with IBM to vote (or procure to be voted) at any general meeting of the Shareholders (or any adjournment thereof) in favour of resolutions to approve the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder.

An independent board committee has been established to consider the Master Services Agreement and the Amendment Agreements and the transactions thereunder and to advise the Independent Shareholders. DBS Asia Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder.

A circular containing, among other things, further details of the Master Services Agreement and the Amendment Agreements, a notice convening the EGM to approve the Master Services Agreement and the Amendment Agreements and the transactions thereunder, a letter from the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the Master Services Agreement and the Amendment Agreements and a letter from the Independent Board Committee to the Independent Shareholders in relation to the Master Services Agreement and the Amendment Agreements, will be despatched to Shareholders as soon as practicable. Votes taken at the EGM shall be by poll.

DEFINITIONS:

"affiliates"	with respect to any person, any other person who directly or indirectly or who through one or more intermediaries, controls or is controlled by or is under common control with the person specified
"Circular"	the circular to shareholders of the Company dated December 31, 2004 in respect of (among other things) the very substantial acquisition relating to the personal computer business of IBM and related continuing connected transactions
"Company"	Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"Controlling Shareholder"	Legend Holdings Limited, the controlling shareholder of the Company holding approximately 49% of all of the Shares as at the date of this announcement
"Convertible Preferred Shareholders"	the holders of Series A Cumulative Convertible Preferred Shares of nominal value of HK$9.175 each issued by the Company
"Directors"	the directors of the Company
"Effective Date"	the date on which the Master Services Agreement and the transactions contemplated thereunder have been approved by the shareholders of the Company and all other necessary regulatory approvals and consents have been obtained
"EGM"	the extraordinary general meeting of the Company to be held, among other things, for the purpose of considering and, if thought fit, approving the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder
"Group" or "Lenovo"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IBM"	International Business Machines Corporation
"IBM Group"	IBM and its affiliates
"Independent Board Committee"	the independent committee of the Board, comprising Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III, being the independent non-executive Directors, established to advise the Independent Shareholders on the Master Services Agreement
"Independent Shareholders"	the Voting Shareholders other than those who are required to abstain from voting at the EGM
"IT"	information technology
"IT Services"	the Interim Services, the New Transitional IT Services and the New IT Infrastructure Services
"Lenovo (Singapore)"	Lenovo (Singapore) Pte. Ltd., a company incorporated with limited liability under the laws of Singapore and a wholly-owned subsidiary of the Company
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Major Country Agreements"	the Country Agreements in respect of the PRC, Hong Kong, the UK and the USA
"Marketing Support Agreement"	The Marketing Support Agreement entered into between the Company and IBM on December 7, 2004
"Ordinary Voting Share(s)"	ordinary voting share(s) of par value of HK$0.025 each in the ordinary share capital of the Company
"PRC"	the People's Republic of China
"Shareholders"	holders of the Shares and/or Convertible Preferred Shareholders
"Shares"	ordinary shares of par value HK$0.025 each in the ordinary share capital of the Company which carry voting rights
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the meaning set out in the Listing Rules

"Transition Services Agreement"	the Transition Services Agreement entered into between the Company and IBM on December 7, 2004
"USA"	the United States of America
"UK"	the United Kingdom
"Voting Shareholders"	the Convertible Preferred Shareholders and the holders of the Ordinary Voting Shares

This announcement contains translation between HK$ and US$ at HK$7.8 = US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

By order of the Board
Yang Yuanqing
Chairman

Raleigh, September 28, 2006

As of the date of this announcement, the Executive Directors are Mr. Yang Yuanqing, Mr. William J. Amelio and Ms. Ma Xuezheng, the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and the Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

CONTINUING CONNECTED TRANSACTION

The Company announces its wholly-owned subsidiary has on September 22, 2006 entered into a Master Services Agreement with IBM in relation to the provision of IT Services worldwide by IBM and its affiliates to the Group. The Master Services Agreement provides the framework for the transition to, and ongoing operation of, a new IT infrastructure and architecture for Lenovo. The new IT infrastructure and architecture will replace the current IT infrastructure and architecture which is part of IBM's legacy IT systems. The Company has also on the same date entered into Amendment Agreements amending the Transition Services Agreement and Marketing Support Agreement entered into on December 7, 2004, pursuant to which IBM and its affiliates have provided the Group transition services including, among others, information technology services (the "**Existing IT Services**"). The Transition Services Agreement and the Marketing Support Agreement are existing continuing connected transactions of the Company which were approved by its shareholders at an extraordinary general meeting of the Company held on January 27, 2005.

The Master Services Agreement sets out the terms for the provision of three categories of IT Services: the Interim Services, the New Transitional IT Services and the New IT Infrastructure Services. From the Effective Date, the Interim Services will be provided under the terms set out in the Master Services Agreement, and the Amendment Agreements provide that the Existing IT Services will cease to be provided under the Transition Services Agreement and the Marketing Support Agreement. The new arrangements permit Lenovo to apply a portion of the payments it was previously required to make to IBM in respect of only the Existing IT Services to purchase the New Transitional IT Services (in addition to the Interim Services). The Interim Services and the New Transitional IT Services, which both comprise IT Services relating to the transition to the new IT infrastructure and architecture, will (subject to certain limited exemptions) be provided under the terms set out in the Master Services Agreement from the Effective Date until April 30, 2008 (the "**Transition Period**"). In addition, the Master Services Agreement sets out the terms for the provision of the New IT Infrastructure Services, which comprise IT Services for the ongoing operation of the new IT infrastructure and architecture and which will (subject to certain limited exemptions) be provided from May 1, 2008 until the expiry or termination of the Master Services Agreement.

Pursuant to the Master Services Agreement, IBM will provide IT Services for a period not exceeding seven (7) years commencing from the Effective Date and expiring on August 31, 2013, except that Lenovo (Singapore) may, at its option, extend the Master Services Agreement for two additional periods of one year each after August 31, 2013. Lenovo will re-comply with the Listing Rules in respect of any such renewal.

Because IBM is a substantial shareholder of the Company and, thus, a connected person of the Company, the entering into of the Master Services Agreement by the Company's subsidiary with IBM and the transactions contemplated thereunder constitute continuing connected transactions of the Company. As the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) for each of the Fee Cap (as defined below) and the Termination Fee Cap (as defined below) payable under the Master Services Agreement exceed 2.5%, the entering into of the Master Services Agreement and the transactions contemplated thereunder, and in particular the Fee Cap and the Termination Fee Cap (as defined below), are subject to reporting, announcement and independent shareholders' approval requirement under the Listing Rules. The Amendment Agreements constitute material amendments to the Transition Services Agreement and Marketing Support Agreement, which is also subject to the reporting, announcement and independent shareholders' approval requirements. In addition, the Amendment Agreements result in the termination of certain portions of the Transition Services Agreement and the Marketing Support Agreement, which require new annual caps to be set for those agreements.

An independent board committee has been established to consider the Master Services Agreement and the Amendment Agreements and the transactions thereunder and to advise the Independent Shareholders. DBS Asia Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder.

A circular containing, among other things, further details of the Master Services Agreement and the Amendment Agreements, a notice convening the EGM to approve the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder, a letter from an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders regarding the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder and a letter from the Independent Board Committee to the Independent Shareholders in relation to the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder, will be dispatched to Shareholders as soon as practicable. The approval of the Independent Shareholders for the Master Services Agreement, including the Fee Cap and the Termination Fee Cap, and the Amendment Agreements will be sought at the EGM. Votes taken at the EGM shall be by poll.

INTRODUCTION

The Company announces its wholly-owned subsidiary has on September 22, 2006 entered into an agreement (the "**Master Services Agreement**") with IBM in relation to the provision of IT Services worldwide by IBM and its affiliates to the Group. The Master Services Agreement provides the framework for the transition to, and ongoing operation of, a new IT infrastructure and architecture for Lenovo. The new IT infrastructure and architecture will replace the current IT infrastructure and architecture which is part of IBM's legacy IT systems. The Company has also on the same date entered into agreements ("**Amendment Agreements**") amending the Transition Services Agreement and Marketing Support Agreement entered into on December 7, 2004, pursuant to which IBM and its affiliates have provided the Group transition services including, among others, information technology services (the "**Existing IT Services**"). The Transition Services Agreement and the Marketing Support Agreement are existing continuing connected transactions of the Company which were approved by its shareholders at an extraordinary general meeting of the Company held on January 27, 2005.

The Master Services Agreement sets out the terms for the provision of three categories of IT Services: the Interim Services, the New Transitional IT Services and the New IT Infrastructure Services. From the Effective Date, the Interim Services (formerly the Existing IT Services) will be provided under the terms set out in the Master Services Agreement, and the Amendment Agreements provide that the Existing IT Services will cease to be provided under the Transition Services Agreement and the Marketing Support Agreement. The new arrangements permit Lenovo to apply a portion of the payments it was previously required to make to IBM in respect of only the Existing IT Services to purchase the New Transitional IT Services (in addition to the Interim Services). The Interim Services and the New Transitional IT Services, which both comprise IT Services relating to the transition to the new IT infrastructure and architecture, will (subject to certain limited exemptions) be provided under the terms set out in the Master Services Agreement from the Effective Date until April 30, 2008 (the "**Transition Period**"). In addition, the Master Services Agreement sets out the terms for the provision of the New IT Infrastructure Services, which comprise IT Services for the ongoing operation of the new IT infrastructure and architecture and which will (subject to certain limited exemptions) be provided from May 1, 2008 until the expiry or termination of the Master Services Agreement.

MASTER SERVICES AGREEMENT

On September 22, 2006, the Master Services Agreement was entered into between IBM and Lenovo (Singapore), a wholly-owned subsidiary of the Company, which set forth the general terms and conditions governing the relationship between IBM and Lenovo (Singapore) and the general terms applicable to the IT Services which IBM and its affiliates will provide to the Group on a worldwide basis.

It is contemplated under the Master Services Agreement that individual country agreements ("**Country Agreements**"), incorporating the terms of the Master Services Agreement and describing in detail the IT Services applicable to the relevant location, will be entered into by the relevant local member of the IBM Group and the relevant local member of the Group in different countries.

Details of the terms of the Master Services Agreement are as follows:

Date: September 22, 2006

Parties: IBM and Lenovo (Singapore)

Term: Pursuant to the Master Services Agreement, IBM will provide IT Services for a period not exceeding seven (7) years commencing from the Effective Date and expiring on August 31, 2013, except that Lenovo (Singapore) may, at its option, extend all of the Major Country Agreements for two additional periods of one year each after August 31, 2013. Lenovo will re-comply with the Listing Rules in respect of any such renewal. If the Major Country Agreements are so extended, the Master Services Agreement shall be extended on the same basis, subject to the Company's compliance with the Listing Rules.

In addition, at Lenovo (Singapore)'s request, IBM shall provide exit assistance to Lenovo (Singapore), at IBM's then-current consulting rates for similar services, to facilitate orderly transfer of services to Lenovo or another third party provider, which should be completed prior to the termination or expiry of the Master Services Agreement. However, if IBM fails to provide such exit assistance on a timely basis, Lenovo (Singapore) may require IBM to continue to provide additional exit assistance until IBM has fulfilled its obligations, subject to the Company's compliance with the Listing Rules.

Lenovo (Singapore) may reduce the IT Services or terminate the IT Services altogether as further described below.

In the event of any termination of the Master Services Agreement, all the Country Agreements shall be deemed to have terminated on the date of such termination. In the event of a termination of any or all of the Major Country Agreements, Lenovo (Singapore) may terminate the Master Services Agreement.

The seven-year term of the Master Services Agreement (together with the options to extend the term for two additional periods of one year each) secures better terms and pricing for Lenovo, coupled with some certainty regarding the ability to procure key IT services from a reputable supplier on favourable terms which helps to ensure continuity of operation and smooth integration into Lenovo's new IT infrastructure and architecture. The seven-year term, broadly speaking, comprises of a variation to the existing arrangements in respect of the period up to April 30, 2008, and a five-year term thereafter in respect of the New IT Infrastructure Services. Pursuant to Rule 14A.35(1) of the Listing Rules, the independent financial adviser will explain why a term of seven years (together with the options to extend) is required and that it is normal business practice for contracts of this type to be of such duration in its letter of advice to the independent board committee and the shareholders which will form part of the circular to be despatched to the Shareholders as soon as practicable.

Guarantee: The Company has guaranteed to IBM the financial obligations of each Group company under each Country Agreement entered into under the Master Services Agreement. Pursuant to the guarantee, if any such Group company fails to make payments pursuant to the relevant Country Agreement, the Company will make such payments, subject to all limitations and defences available to the relevant Group company.

Services: Under the Master Services Agreement, IBM Group will provide the IT Services (detailed below) to the Group:

Interim Services. The Existing IT Services previously provided under the Transition Services Agreement and the Marketing Support Agreement will instead, as from the Effective Date, be provided as Interim Services under the terms set out in the Master Services Agreement. The parties have a preference to bring all IT Services under a single agreement. The Interim Services being provided will remain unchanged from the Existing IT Services and will continue to be provided by IBM until the expiry date as previously set out in the Transition Services Agreement and the Marketing Support Agreement for the relevant Existing IT Service, which will be at various different dates falling on or before the expiry of the Transition Period. The charge rates set out in the Transition Services Agreement and the Marketing Support Agreement remain unchanged, although the terms on which the Interim Services will be provided under the Master Services Agreement include certain additional protections for Lenovo (such as fuller indemnity and warranty provisions). Furthermore, the minimum amount which Lenovo is required to pay to IBM for the purchase of Interim Services has been reduced (from that paid for the Existing IT Services), as further explained below under "Price". In the event that the new IT systems are not operational to replace the Interim Services as they expire, Lenovo (Singapore) has the option to require IBM to continue to provide certain of the Interim Services on similar terms for periods of various different lengths (not exceeding 8 months) following the date of expiry of the relevant Existing IT Service, provided that the aggregate cost of such extensions does not exceed US$18.5 million in the year ending March 31, 2008 (approximately HK$144.3 million) and US$82 million in the year ending March 31, 2009 (approximately HK$639.6 million).

New Transitional IT Services. IBM will provide the New Transitional IT Services under the terms set out in the Master Services Agreement during the Transition Period. The New Transitional IT Services include: consulting and software development services to assist Lenovo in building and configuring its new IT application architecture; data migration and data extraction services to assist in the separation of data from the current legacy IBM systems; interim system enhancement work to support the continued operations during the transition period; and infrastructure transition and operation services to transition Lenovo to the new IT infrastructure. These are new IT Services which have not been provided by IBM to Lenovo prior to the Effective Date.

New IT Infrastructure Services. IBM will provide the New IT Infrastructure Services under the terms set out in the Master Services Agreement from May 1, 2008 until the expiry or termination of the Master Services Agreement. The New IT Infrastructure Services comprise operational services for Lenovo's new IT architecture including in the following areas: IT Helpdesk; End User Services, Groupware Services, Security Services, Network Operations Services, WAN Services, HUB Services, Voice Network Services, Server Operations Services, AD/M Services, BusinessTone Services and Enterprise Support Services (each a "**Service Tower**"). These are new IT Services which have not been provided by IBM to Lenovo prior to the Effective Date.

Additions and changes to the IT Services can be made at Lenovo's request, which IBM shall use its reasonable endeavours to fulfill. Any additional services shall be provided based on the pre-determined charge rates set out in the Master Services Agreement.

Price: The prices for the IT Services were mutually agreed between IBM and Lenovo (Singapore). The Master Services Agreement contains pre-determined charge rates for each of the IT Services which vary depending on certain factors designed to measure the volume of usage of each aspect of the IT Services and depending on the Country Agreement under which the services are provided. Lenovo has agreed to pay a fixed aggregate charge in respect of the Interim Services and the New Transitional IT Services (for which it will receive such amount of services as can be purchased at the pre-determined charge rates); there is no minimum or maximum aggregate charge in respect of the New IT Infrastructure Services.

Interim Services. The charge rates previously set out in the Transition Services Agreement and the Marketing Support Agreement for the Existing IT Services remain unchanged under the Master Services Agreement for the Interim Services. Prior to the Amendment Agreements, the amounts payable by Lenovo to IBM for the Interim Services under the Transition Services Agreement and the Marketing Support Agreement were a minimum of US$196.9 million (approximately HK$1,535.8 million) for the year ending April 30, 2007 and a minimum of US$174.8 million (approximately HK$1,363.4 million) for the year ending April 30, 2008 ("**Previous IT Services Payments**"). The Transition Services Agreement and Marketing Support Agreement contemplate that as Lenovo reduces its need for the Existing IT Services, it may apply a portion of the charges payable under those agreements in purchasing new IT Services from IBM on terms to be agreed between the parties from time to time. It has been agreed under the Master Services Agreement that based upon Lenovo's projected reduction in need for the Existing IT Services, Lenovo would reduce the allocation of the Previous IT Services Payments directed to the Interim Services to US$52.8 million (approximately HK$411.8 million) in respect of the period from September 1, 2006 to April 30, 2007 and a minimum of US$88.8 million (approximately HK$692.6 million) in respect of the year ending April 30, 2008 (the "**Interim Services Payment**").

New Transitional IT Services. It has been agreed under the Master Services Agreement that Lenovo will be able to apply a portion of the Previous IT Services Payments towards the New Transitional IT Services. Accordingly, Lenovo will pay IBM US$62 million (approximately HK$483.6 million) for New Transitional IT Services in respect of the period from September 1, 2006 to April 30, 2007 and US$86 million (approximately HK$670.8 million) for New Transitional IT Services in respect of the year ending April 30, 2008 ("**New Services Payments**"). The New Services Payments represent a portion of the Previous IT Services Payments (pro-rated in the case of the period from the September 1, 2006 to April 30, 2007) which Lenovo is now entitled under the Master Services Agreement to apply towards the purchase of New Transitional IT Services, as it has reduced its need for Interim Services and the amounts it is required to pay in respect of Interim Services.

Lenovo may choose which New Transitional IT Services it will purchase from IBM at the pre-determined charge rates in consideration of the New Services Payments, save that infrastructure related services and infrastructure transition services. cannot exceed US$15 million (approximately HK$117 million) in respect of the period from September 1, 2006 to April 30, 2007 and US$37.7 million (approximately HK$294 million) in respect of the year ending April 30, 2008. To the extent that Lenovo has not used New Transitional IT Services in respect of the period from September 1, 2006 to April 30, 2007 which represent the full amount of US$62 million New Services Payments for that period, it will be entitled to carry forward a credit of up to US$32 million (approximately HK$249.6 million) which can be used to purchase New Transitional IT Services in respect of the year ending April 30, 2008 (although the actual New Services Payments by Lenovo will be unaffected).

New IT Infrastructure Services. In respect of each of the years from May 1, 2008 until the expiry or termination of the Master Services Agreement, Lenovo (Singapore) will pay to IBM aggregate charges ("**Annual Service Charges**") for New IT Infrastructure Services. The Annual Service Charges are based on pre-determined charge rates set out in the Master Services Agreement for each of the New IT Infrastructure Services to be provided. As from two years after the commencement of the relevant New IT Infrastructure Services (or, in the case of China-based services, as from May 1, 2008), Lenovo will be entitled to exercise a benchmarking mechanism for the Annual Service Charges by Service Tower, requiring an independent third-party, in certain circumstances, to reassess the charge rates for any or all of the New IT Infrastructure Services. The benchmarking mechanism can result in a reduction, but not an increase, in the Annual Service Charges.

The Master Services Agreement contains baselines representing current estimates of the value of New IT Infrastructure Services (based on the pre-determined charges) which Lenovo may purchase during the term of the Master Services Agreement. Lenovo (Singapore) may reduce the amount of New IT Infrastructure Services it purchases to less than the baselines. However, such reductions in services will only result in reduction in corresponding charges if the services reduction is due to a reduction in Lenovo's need for such services otherwise than due to Lenovo's decision to provide the services itself or to engage a third party to provide those same services. Lenovo (Singapore) is under no obligation to increase the amount of New IT Infrastructure Services it purchases to above the baselines even if its need for such services increases above the baselines.

Charges will be invoiced to Lenovo on a monthly basis based on the baselines, with credits or additional charges being applied to the following month's invoice depending on the actual volume of the services used compared to the baseline. The parties have also provided a mechanism for reducing or increasing the amount of New IT Infrastructure Services used and the charges for such increases or reductions. There is no minimum amount which Lenovo is required to pay in respect of New IT Infrastructure Services (or any other IT Services) during the years from May 1, 2008 until the expiry or termination of the Master Services Agreement.

To the extent that any New IT Infrastructure Services can be used prior to April 30, 2008, Lenovo will be entitled to apply the New Services Payments towards the purchase of New IT Infrastructure Services during that period (subject to the restrictions set forth in the Master Services Agreement).

Estimated charges for the IT Services

The estimates of the Interim Services Payments, the New Services Payments and the Annual Service Charges (based on current estimates of utilisation of services, and the baselines for the New IT Infrastructure Services) are as follows:

Table 1 *(in US$ millions)*

	Year ending March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2009	Year ending March 31, 2010	Year ending March 31, 2011	Year ending March 31, 2012	Year ending March 31, 2013	Period from April 1, 2013 to August 31, 2013
Interim Services Payments	52.8	88.8	14.4	0	0	0	0	0
New Services Payments	62	86	0	0	0	0	0	0
Annual Service Charges	0	0	57.1	55.5	53.8	53.6	53.3	15.5
TOTAL	**114.8**	**174.8**	**71.5**	**55.5**	**53.8**	**53.6**	**53.3**	**15.5**

Notes: 1. The Table does not include any adjustments for the costs of inflation per the Economic Cost Adjustment

2. All fees are in millions of US Dollars.

Termination Charges. If Lenovo (Singapore) terminates the Master Services Agreement for (i) its convenience, (ii) as a result of IBM becoming subject to certain insolvency events or (iii) certain events leading to a change in ownership or control of IBM, Lenovo (Singapore), or its affiliates, as appropriate, will pay IBM termination charges as set forth in the Master Services Agreement plus IBM's reasonable wind down charges (which will not exceed, in aggregate, the Termination Fee Cap set out below except where the wind down charges fall instead under the Fee Cap set out in Table 2). Lenovo shall not be permitted to terminate for its convenience prior to April 30, 2009. Termination charges will not be payable in the event Lenovo terminates the Master Services Agreement because of IBM's failure to agree to any changes in the charges resulting from the reassessment of such charges under the benchmarking provisions (although certain wind down charges may be payable). Nor will termination charges be payable in the event of a change in ownership or control of IBM where control is acquired by a competitor of Lenovo or an entity with which Lenovo has terminated a contract for cause in the previous twenty four months.

Hourly Charges. Lenovo (Singapore) may request that IBM provide additional services generally ancillary to those services provided under the Master Services Agreement to be invoiced on a time and materials basis using hourly rates established in the Master Services Agreement for defined job skills that may be used to provide such services. Additional services may include changes requested by the Group to accommodate new processes, modifications to IT systems used to deliver the services, or support for new employee benefits and programs offered by the Group.

Economic Change Adjustment. Charges under the Master Services Agreement are subject to adjustment beginning in 2008 to account for inflation on a regional basis, and fluctuations in foreign exchange rates.

The above charges are negotiated on an arm's length basis and the basis for determining the amounts is in line with, and no less favourable to, the Group than that adopted by any independent third party.

Annual Cap

The Company expects that the aggregate amount of fees payable to IBM under each of the contract periods during the term under the Master Services Agreement, including any additional resource charges or hourly services or certain wind down charges, will be as follows (the "**Fee Cap**"):

Table 2 *(in US$ millions)*

Year ending March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2009	Year ending March 31, 2010	Year ending March 31, 2011	Year ending March 31, 2012	Year ending March 31, 2013	Period from April 1, 2013 to August 31, 2013
130	207	100	65	68	71	74	32

Notes: 1. The Fee Cap does not include the Termination Charges payable upon the various termination events under the Master Services Agreement.

2. All fees are in millions of US Dollars.

The aggregate amount paid under the Transition Services Agreement and the Marketing Support Agreement (which includes the Existing IT Services that will be provided as Interim Services under the Master Services Agreement) in respect of the period from April 30, 2005 (the commencement of those agreements) until March 31, 2006 was US$198.3 million (approximately HK$1,547 million) under the Transition Services Agreement and US$194.3 million (approximately HK$1,516 million) under the Marketing Support Agreement.

The Fee Cap is higher during the first three years of the Master Services Agreement than the succeeding years, because the estimated costs of the services under the Master Services Agreement are likely to be higher during the period in which Lenovo is transitioning to the new IT infrastructure, compared to the ongoing operational costs of the new IT infrastructure after May 2008. Please refer to Table 1 above for further clarification. The Fee Cap for the year ending March 31, 2007 is lower than the historical figures because it relates only to the IT Services, which will only be provided under the Master Services Agreement during that period as from the commencement of that agreement. It does not relate to the Existing IT Services, which will continue to be provided under the Transition Services Agreement and the Marketing Support Agreement up until such agreements are amended pursuant to the Amendment Agreements.

The Fee Cap is calculated and determined after taking into account the following:

(i) the aggregate amount of the charges set out in Table 1 in this announcement;

(ii) Lenovo's decision to extend some or all of the Interim Services;

(iii) an approximate 15% annual buffer above the anticipated charges in respect of the New IT Infrastructure Services to provide flexibility in the event of higher than expected demand for new IT Services and/or New IT Infrastructure Services, which may arise from future growth of Lenovo's business, an increase in the number of personnel, increased requirements for IT services arising from unexpected issues on the interim interface, the creation of a new IT infrastructure and/or the transition to such new infrastructure or other circumstances; and

(iv) an Economic Change Adjustment at historic rates.

In the event of termination of the Master Services Agreement, the Company expects that the maximum aggregate amount (the "**Termination Fee Cap**") payable under the Master Services Agreement will be as set out below against the relevant contract year in which termination occurs:

Table 3 *(in US$ millions)*

Year ending March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2009	Year ending March 31, 2010	Year ending March 31, 2011	Year ending March 31, 2012	Year ending March 31, 2013	Period from April 1, 2013 to August 31, 2013
N/A	N/A	N/A	40	24	11	3	1

Notes: 1. Lenovo does not have a contractual right to terminate for convenience until April 1, 2009.

2. All fees are in millions of US Dollars.

The Termination Fee Cap is calculated and determined after taking into account the termination charges provided under the Master Services Agreement and the wind down charges that may be incurred by IBM upon termination of the Master Services Agreement, the calculation of which is dependent upon, among other things, employee severance obligations of IBM, unamortized third-party software licence fees, third-party contract termination fees and costs of redeploying equipment.

AMENDMENT AGREEMENTS

Date: September 22, 2006

Parties: IBM and the Company

Services: Pursuant to the Amendment Agreements, the Existing IT Services will no longer be provided under the Transition Services Agreement and the Marketing Support Agreement as from the Effective Date. The relevant TSA Service Description Attachments (as defined in the Circular) and similar attachments under the Marketing Services Agreement will be terminated. The charges previously payable for such Existing IT Services will be also cease to be payable. The Transition Services and the MSA Services (each as defined in the Circular) which are not Existing IT Services shall continue to be provided under the Transition Services Agreement and the Marketing Support Agreement (as the case may be) and the terms of, and charges for the provision of, such services will be unchanged. Such services include (under the Transition Services Agreement) certain marketing and sales support services, development services, supply chain services and warranty services and (under the Marketing Support Agreement), marketing support and certain related sales support services and incentives and commissions support services. As a result of the termination of the Existing IT Services under the Transition Services Agreement and the Marketing Support Agreement, the Company has set new annual caps for these agreements, which are set out below.

Annual Caps

At an extraordinary general meeting of the Company held on January 27, 2005, the independent shareholders approved annual caps in respect of the Transition Services Agreement and the Marketing Support Agreement. The annual caps for the aggregate amount of fees payable under the Transition Services Agreement for each of the three years following the Initial Closing (as defined in the Circular) were US$285 million, US$223 million and US$197 million, respectively. The annual caps for the aggregate amount of fees payable under the Marketing Support Agreement for each of the five years following the Initial Closing were US$291 million, US$278 million, US$194 million, US$77 million and US$26 million, respectively.

The Company expects that the aggregate amount of fees payable to IBM under each of the contract periods during the remaining term of each of the Transition Services Agreement and the Marketing Support Agreement (each as amended by the Amendment Agreements) will be reduced as a result of the termination of the Existing IT Services under those Agreements. As from the Effective Date, the revised annual caps will be as follows:

Table 4 *(in US$ millions)*

	Period ending March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2009	Year ending March 31, 2010
Transition Services Agreement	12	10	2	–
Marketing Support Agreement	53	1	–	–

Notes: 1. All amounts are in millions of US Dollars.

2. Certain of the services provided under the Transition Services Agreement may continue until April 30, 2008, being 36 months after the Initial Closing.

The above revised annual caps replace the existing annual caps in respect of the Transition Services Agreement and the Marketing Support Agreement as set out above. The revised annual caps have been determined based on the agreed upon fee structure, the estimated future business volume, the estimated future service reduction, and taking into account potential tax consequences arising as a result of payments to be made pursuant to the agreements, plus a 10% premium to account for any uncertainties. No annual cap has been set in respect of the Marketing Support Agreement for the year ending March 31, 2009 or subsequent years, because the Company does not expect further services to be provided under the Marketing Support Agreement after April 1, 2008. Since the annual caps set out in Table 4 above result in the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) being less than 2.5%, the revised annual caps are exempted from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

The Transition Services Agreement and the Marketing Support Agreement will continue to be subject to the annual review by the independent non-executive directors and confirmation by the auditors of the Company in accordance with Rules 14A.37 and 14A.38 of the Listing Rules. The Directors (including the independent non-executive directors) are of the opinion that the Amendment Agreements, and the revised annual caps for each of the Transition Services Agreement and the Marketing Support Agreement, are fair and reasonable, on normal commercial terms and in the ordinary course of business of the Group, and in the interests of the Group and the Shareholders as a whole.

REASONS FOR THE TRANSACTION

IBM is currently providing the Existing IT Services to the Group under the Transition Services Agreement and Marketing Support Agreement which will expire on May 1, 2008. The Group had evaluated various alternatives including insource or outsource of the management of IT services for replacing the Transition Services Agreement. In particular, the Directors note that, although other third parties could provide certain of the IT Services, Lenovo is in a unique position with IBM because the new contractual arrangements permit Lenovo to purchase new IT Services using some US$148 million (HK$1,154.4 million) of expenditure previously contractually committed to IBM. The Directors believe this "credit" makes the IBM proposal significantly more competitive than those which other providers would be able to offer. Furthermore, IBM has additional advantages as a supplier of the IT Services, including the fact that IBM is the current system provider which should make the conversion and transition to the new IT infrastructure and architecture easier; IBM is a sizable provider with the resources to implement a globally-integrated solution in more than 65 countries; Lenovo has an established working relationship with IBM and a track record in procuring IT solutions from IBM; and IBM has agreed to competitive charge rates for the IT Services coupled with the right for Lenovo to reduce the charge rates if they are not benchmarked to market rates in the industry. Having considered these and other factors, the Directors and the management of the Group consider that the entering into the Master Services Agreement will assist the Group to develop a new IT infrastructure and architecture efficiently and cost-effectively, and represents a competitive way to procure information technology services worldwide whilst achieving savings compared to current and actual expenses. The Directors consider that the Master Services Agreement, and the transactions contemplated thereunder, are on normal commercial terms and in the ordinary and usual course of business of the Group, and that the terms thereof are fair and reasonable and in the interests of the Company and its shareholders as a whole.

CONTINUING CONNECTED TRANSACTION

IBM is a substantial shareholder of the Company and, thus, a connected person of the Company. Therefore, the entering into of the Master Services Agreement by Lenovo (Singapore) and the transactions contemplated thereunder constitute continuing connected transactions of the Company. As the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) for each of the Fee Cap (as defined above) and the Termination Fee Cap (as defined above) payable under the Master Services Agreement exceed 2.5%, the entering into of the Master Services Agreement and the transactions contemplated thereunder, and in particular the Fee Cap and the Termination Fee Cap (as defined above), are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules and annual review requirements set out in Rules 14A.37 to 14A.41 of the Listing Rules. The Amendment Agreements constitute material amendments to the Transition Services Agreement and Marketing Support Agreement, which is also subject to the reporting, announcement and independent shareholders' approval requirements.

The Company shall re-comply with Rules 14A.35(3) and 14A.35(4) of the Listing Rules if:

(i) the Fee Cap or the Termination Fee Cap is exceeded in the relevant period aforesaid; or

(ii) the Master Services Agreement is renewed or there is a material change to the terms thereto.

INFORMATION ON THE GROUP

The principal activities of the Group are the sales and manufacture of personal computers and related IT products, mobile devices, and the provision of advanced information services in the PRC, the Americas, Europe, Middle East, Africa and Asia Pacific.

INFORMATION ON LENOVO (SINGAPORE)

Lenovo (Singapore) Pte. Ltd. is a wholly-owned subsidiary of the Company.

INFORMATION ON IBM

IBM is the world's largest information technology company. IBM is a leading provider of e-business solutions and is dedicated to helping companies, business partners and developers leverage the potential of the internet and network computing across a wide range of businesses and industries. The company offers a host of cross-industry and industry-specific solutions designed to meet the needs of companies of all sizes.

GENERAL

IBM and its associates shall abstain from voting on the resolutions in connection with the approval of the Master Services Agreement and the Amendment Agreements.

On September 21, 2006, the Controlling Shareholder and IBM entered into a voting undertaking agreement pursuant to which the Controlling Shareholder has, subject to any applicable laws or regulations, the Listing Rules and the requirements and decisions of any applicable authority, undertaken and agreed with IBM to vote (or procure to be voted) at any general meeting of the Shareholders (or any adjournment thereof) in favour of resolutions to approve the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder.

An independent board committee has been established to consider the Master Services Agreement and the Amendment Agreements and the transactions thereunder and to advise the Independent Shareholders. DBS Asia Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder.

A circular containing, among other things, further details of the Master Services Agreement and the Amendment Agreements, a notice convening the EGM to approve the Master Services Agreement and the Amendment Agreements and the transactions thereunder, a letter from the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the Master Services Agreement and the Amendment Agreements and a letter from the Independent Board Committee to the Independent Shareholders in relation to the Master Services Agreement and the Amendment Agreements, will be despatched to Shareholders as soon as practicable. Votes taken at the EGM shall be by poll.

DEFINITIONS:

"affiliates"	with respect to any person, any other person who directly or indirectly or who through one or more intermediaries, controls or is controlled by or is under common control with the person specified
"Circular"	the circular to shareholders of the Company dated December 31, 2004 in respect of (among other things) the very substantial acquisition relating to the personal computer business of IBM and related continuing connected transactions
"Company"	Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"Controlling Shareholder"	Legend Holdings Limited, the controlling shareholder of the Company holding approximately 49% of all of the Shares as at the date of this announcement
"Convertible Preferred Shareholders"	the holders of Series A Cumulative Convertible Preferred Shares of nominal value of HK$9.175 each issued by the Company
"Directors"	the directors of the Company
"Effective Date"	the date on which the Master Services Agreement and the transactions contemplated thereunder have been approved by the shareholders of the Company and all other necessary regulatory approvals and consents have been obtained
"EGM"	the extraordinary general meeting of the Company to be held, among other things, for the purpose of considering and, if thought fit, approving the Master Services Agreement and the Amendment Agreements and the transactions contemplated thereunder
"Group" or "Lenovo"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IBM"	International Business Machines Corporation
"IBM Group"	IBM and its affiliates
"Independent Board Committee"	the independent committee of the Board, comprising Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III, being the independent non-executive Directors, established to advise the Independent Shareholders on the Master Services Agreement
"Independent Shareholders"	the Voting Shareholders other than those who are required to abstain from voting at the EGM
"IT"	information technology
"IT Services"	the Interim Services, the New Transitional IT Services and the New IT Infrastructure Services
"Lenovo (Singapore)"	Lenovo (Singapore) Pte. Ltd., a company incorporated with limited liability under the laws of Singapore and a wholly-owned subsidiary of the Company
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Major Country Agreements"	the Country Agreements in respect of the PRC, Hong Kong, the UK and the USA
"Marketing Support Agreement"	The Marketing Support Agreement entered into between the Company and IBM on December 7, 2004
"Ordinary Voting Share(s)"	ordinary voting share(s) of par value of HK$0.025 each in the ordinary share capital of the Company
"PRC"	the People's Republic of China
"Shareholders"	holders of the Shares and/or Convertible Preferred Shareholders
"Shares"	ordinary shares of par value HK$0.025 each in the ordinary share capital of the Company which carry voting rights
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the meaning set out in the Listing Rules

"Transition Services Agreement"	the Transition Services Agreement entered into between the Company and IBM on December 7, 2004
"USA"	the United States of America
"UK"	the United Kingdom
"Voting Shareholders"	the Convertible Preferred Shareholders and the holders of the Ordinary Voting Shares

This announcement contains translation between HK$ and US$ at HK$7.8 = US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

By order of the Board
Yang Yuanqing
Chairman

Raleigh, September 28, 2006

As of the date of this announcement, the Executive Directors are Mr. Yang Yuanqing, Mr. William J. Amelio and Ms. Ma Xuezheng, the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and the Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"